UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly Information- ITR

At March 31, 2020 and report on review of Quarterly Information

INDEX

PETROBRAS

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	03.31.2020	12.31.2019
1	Total Assets	1,175,352,000	1,129,118,000
1.01	Current Assets	136,770,000	143,014,000
1.01.01	Cash and Cash Equivalents	3,831,000	4,322,000
1.01.02	Marketable Securities	2,960,000	3,200,000
1.01.03	Trade and Other Receivables	71,475,000	78,813,000
1.01.04	Inventories	27,907,000	28,206,000
1.01.06	Recoverable Taxes	12,034,000	13,241,000
1.01.06.01	Current Recoverable Taxes	12,034,000	13,241,000
1.01.06.01.01	Current Income Tax and Social Contribution	8,273,000	9,456,000
1.01.06.01.02	Other Recoverable Taxes	3,761,000	3,785,000
1.01.08	Other Current Assets	18,563,000	15,232,000
1.01.08.01	Non-Current Assets Held for Sale	11,274,000	8,615,000
1.01.08.03	Others	7,289,000	6,617,000
1.01.08.03.03	Others	7,289,000	6,617,000
1.02	Non-Current Assets	1,038,582,000	986,104,000
1.02.01	Long-Term Receivables	113,738,000	62,718,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	196,000	208,000
1.02.01.04	Trade and Other Receivables	10,349,000	8,490,000
1.02.01.07	Deferred Taxes	63,968,000	15,363,000
1.02.01.07.01	Deferred Taxes and Contributions	48,227,000
1.02.01.07.02	Taxes and Contributions	15,741,000	15,363,000
1.02.01.10	Other Non-Current Assets	39,225,000	38,657,000
1.02.01.10.03	Advances to Suppliers	745,000	1,029,000
1.02.01.10.04	Judicial Deposits	34,820,000	32,861,000
1.02.01.10.05	Other Long-Term Assets	3,660,000	4,767,000
1.02.02	Investments	236,419,000	182,666,000
1.02.03	Property, Plant and Equipment	610,544,000	662,816,000
1.02.04	Intangible Assets	77,881,000	77,904,000

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	03.31.2020	12.31.2019
2	Total Liabilities	1,175,352,000	1,129,118,000
2.01	Current Liabilities	266,125,000	274,047,000
2.01.01	Payroll, Profit Sharing and Related Charges	5,553,000	6,056,000
2.01.02	Trade Payables	50,750,000	34,453,000
2.01.03	Taxes Obligations	220,000	218,000
2.01.03.01	Federal Taxes Obligations	220,000	218,000
2.01.03.01.01	Income Tax and Social Contribution Payable	220,000	218,000
2.01.04	Current Debt and Finance Lease Obligations	175,661,000	191,196,000
2.01.04.01	Current Debt	128,599,000	150,931,000
2.01.04.03	Lease Obligations	47,062,000	40,265,000
2.01.05	Other Liabilities	17,165,000	26,041,000
2.01.05.02	Others	17,165,000	26,041,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,777,000	6,165,000
2.01.05.02.04	Other Taxes and Contributions	9,745,000	13,538,000
2.01.05.02.06	Other liabilities	5,643,000	6,338,000
2.01.06	Provisions	4,053,000	3,577,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	299,000	-
2.01.06.01.04	Provisions for Civil Lawsuits	299,000	-
2.01.06.02	Other Provisions	3,754,000	3,577,000
2.01.06.02.04	Pension and Medical Benefits	3,754,000	3,577,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	12,723,000	12,506,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	12,723,000	12,506,000
2.02	Non-Current Liabilities	677,398,000	559,530,000
2.02.01	Non-Current Debt and Finance Lease Obligations	487,150,000	359,846,000
2.02.01.01	Non-Current Debt	311,498,000	211,907,000
2.02.01.03	Lease Obligations	175,652,000	147,939,000
2.02.02	Other Liabilities	1,947,000	1,984,000
2.02.02.02	Others	1,947,000	1,984,000
2.02.02.02.03	Income Tax and Social Contribution	1,947,000	1,984,000
2.02.03	Deferred Taxes	-	9,974,000
2.02.03.01	Deferred Taxes	-	9,974,000
2.02.04	Provisions	188,301,000	187,726,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	10,896,000	11,883,000
2.02.04.02	Other Provisions	177,405,000	175,843,000
2.02.04.02.04	Pension and Medical Benefits	101,462,000	101,192,000
2.02.04.02.05	Provision for Decommissioning Costs	70,300,000	70,127,000
2.02.04.02.06	Other Provisions	5,643,000	4,524,000
2.03	Shareholders' Equity	231,829,000	295,541,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,665,000	2,665,000
2.03.04	Profit Reserves	76,088,000	124,613,000
2.03.08	Other Comprehensive Income	(52,356,000)	(37,169,000)

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 03/31/2020	Accumulated of the Previous Year 01/01/2019 to 03/31/2019
3.01	Sales Revenues	68,109,000	64,233,000
3.02	Cost of Sales	(42,082,000)	(43,176,000)
3.03	Gross Profit	26,027,000	21,057,000
3.04	Operating Expenses / Income	(56,805,000)	(7,612,000)
3.04.01	Selling Expenses	(5,137,000)	(4,452,000)
3.04.02	General and Administrative Expenses	(1,430,000)	(1,694,000)
3.04.05	Other Operating Expenses	(56,945,000)	(5,552,000)
3.04.05.01	Other Taxes	(358,000)	(281,000)
3.04.05.02	Research and Development Expenses	(422,000)	(519,000)
3.04.05.03	Exploration Costs	(465,000)	(650,000)
3.04.05.05	Other Operating Expenses, Net	(74,000)	(4,297,000)
3.04.05.07	Impairment	(55,626,000)	195,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	6,707,000	4,086,000
3.05	Net Income Before Financial Results and Income Taxes	(30,778,000)	13,445,000
3.06	Finance Income (Expenses), Net	(44,082,000)	(9,265,000)
3.06.01	Finance Income	1,014,000	751,000
3.06.01.01	Finance Income	1,014,000	751,000
3.06.02	Finance Expenses	(45,096,000)	(10,016,000)
3.06.02.01	Finance Expenses	(8,678,000)	(7,347,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(36,418,000)	(2,669,000)
3.07	Net Income Before Income Taxes	(74,860,000)	4,180,000
3.08	Income Tax and Social Contribution	26,337,000	(489,000)
3.08.01	Current	120,000	(1,529,000)
3.08.02	Deferred	26,217,000	1,040,000
3.09	Net Income from Continuing Operations	(48,523,000)	3,691,000
3.10	Net Income from Descontinued Operations	-	340,000
3.11	Income / (Loss) for the Period	(48,523,000)	4,031,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	(3,72)	0,31
3.99.01.02	Preferred Shares	(3,72)	0,31
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(3,72)	0,31
3.99.02.02	Preferred Shares	(3,72)	0,31

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 03/31/2020	Accumulated of the Previous Year 01/01/2019 to 03/31/2019
4.01	Net Income for the Period	(48,523,000)	4,031,000
4.02	Other Comprehensive Income	(15,189,000)	1,403,000
4.02.03	Cumulative Translation Adjustments	49,419,000	1,032,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(10,000)	(2,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(100,044,000)	(2,401,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	6,096,000	2,575,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	31,942,000	(59,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(2,592,000)	258,000
4.03	Total Comprehensive Income for the Period	(63,712,000)	5,434,000

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 03/31/2020

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	-	(37,169,000)	295,541,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	124,613,000	-	(37,169,000)	295,541,000
5.04	Capital Transactions with Owners	-	-	-	(2,000)	2,000	-
5.04.09	Realization of the Deemed Cost	-	-	-	(2,000)	2,000	-
5.05	Total of Comprehensive Income	-	-	-	(48,523,000)	(15,189,000)	(63,712,000)
5.05.01	Net Income for the Period	-	-	-	(48,523,000)	-	(48,523,000)
5.05.02	Other Comprehensive Income	-	-	-	-	(15,189,000)	(15,189,000)
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(48,525,000)	(52,356,000)	231,829,000

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 03/31/2019

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.04	Capital Transactions with Owners	−	−	−	3,000	(3,000)	−
5.04.09	Realization of the Deemed Cost	−	−	−	3,000	(3,000)	−
5.05	Total of Comprehensive Income	−	−	−	4,031,000	1,403,000	5,434,000
5.05.01	Net Income for the Period	−	−	−	4,031,000	−	4,031,000
5.05.02	Other Comprehensive Income	−	−	−	−	1,403,000	1,403,000
5.07	Balance at the End of the Period	205,432,000	2,674,000	95,148,000	4,034,000	(24,629,000)	282,659,000

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 03/31/2020	Accumulated of the Previous Year 01/01/2019 to 03/31/2019
6.01	Net cash provided by operating activities	11,024,000	835,000
6.01.01	Cash provided by operating activities	39,800,000	25,341,000
6.01.01.01	Net Income (loss) for the period	(48,523,000)	4,031,000
6.01.01.02	Pension and medical benefits (actuarial expense)	2,060,000	1,990,000
6.01.01.03	Results in equity-accounted investments	(6,707,000)	(4,086,000)
6.01.01.04	Depreciation, depletion and amortization	17,895,000	14,795,000
6.01.01.05	Impairment of assets (reversal)	55,626,000	(195,000)
6.01.01.06	Exploratory expenditures write-offs	117,000	189,000
6.01.01.08	Foreign exchange, indexation and finance charges	43,502,000	9,350,000
6.01.01.09	Deferred income taxes, net	(26,217,000)	(1,040,000)
6.01.01.10	Allowance for expected credit losses	420,000	42,000
6.01.01.11	Inventory write-down (write-back) to net realizable value	388,000	-
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	856,000	783,000
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	383,000	(178,000)
6.01.01.18	Results of discontinued operations	-	(340,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(28,776,000)	(24,506,000)
6.01.02.01	Trade and other receivables, net	(18,387,000)	(7,830,000)
6.01.02.02	Inventories	(89,000)	541,000
6.01.02.03	Judicial deposits	(1,959,000)	(2,503,000)
6.01.02.04	Escrow account - Class action agreement	-	(3,232,000)
6.01.02.05	Other assets	960,000	(1,321,000)
6.01.02.06	Trade payables	(757,000)	(5,714,000)
6.01.02.07	Other taxes payable	(2,202,000)	(694,000)
6.01.02.08	Pension and medical benefits	(1,612,000)	(667,000)
6.01.02.09	Provisions for legal proceedings	(688,000)	713,000
6.01.02.10	Short-term benefits	(504,000)	604,000
6.01.02.11	Income tax and social contribution paid	(832,000)	(547,000)
6.01.02.12	Provision for decommissioning costs	(546,000)	(489,000)
6.01.02.14	Other liabilities	(2,160,000)	(3,367,000)
6.02	Net cash used in investing activities	(11,024,000)	(8,780,000)
6.02.01	Acquisition of PP&E and intangibles assets	(16,276,000)	(4,197,000)
6.02.02	Increase in investments in investees	(605,000)	3,000
6.02.03	Proceeds from disposal of assets - Divestment	3,000	-
6.02.04	Divestment (investment) in marketable securities	5,711,000	(4,706,000)
6.02.05	Dividends received	143,000	120,000
6.03	Net cash used in financing activities	(491,000)	4,908,000
6.03.02	Proceeds from financing	49,199,000	39,141,000
6.03.03	Repayment of principal	(28,570,000)	(25,384,000)
6.03.04	Repayment of interest	(4,697,000)	(4,170,000)
6.03.05	Dividends paid to shareholders	(4,427,000)	-
6.03.08	Settlement of lease liabilities	(11,996,000)	(4,679,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(491,000)	(3,037,000)
6.05.01	Cash and cash equivalents at the beginning of the period	4,322,000	6,334,000
6.05.02	Cash and cash equivalents at the end of the period	3,831,000	3,297,000

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 03/31/2020	Accumulated of the Previous Year 01/01/2019 to 03/31/2019
7.01	Sales Revenues	95,614,000	92,934,000
7.01.01	Sales of Goods and Services	87,471,000	85,680,000
7.01.02	Other Revenues	1,011,000	690,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	7,552,000	6,606,000
7.01.04	Allowance for expected credit losses	(420,000)	(42,000)
7.02	Inputs Acquired from Third Parties	(83,689,000)	(31,342,000)
7.02.01	Cost of Sales	(10,262,000)	(11,986,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(10,074,000)	(12,435,000)
7.02.03	Impairment Charges / Reversals of Assets	(55,626,000)	195,000
7.02.04	Others	(7,727,000)	(7,116,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(7,339,000)	(7,116,000)
7.02.04.02	Inventory write-down (write-back) to net realizable value	(388,000)	-
7.03	Gross Added Value	11,925,000	61,592,000
7.04	Retentions	(19,205,000)	(16,245,000)
7.04.01	Depreciation, Amortization and Depletion	(19,205,000)	(16,245,000)
7.05	Net Added Value Produced	(7,280,000)	45,347,000
7.06	Transferred Added Value	8,090,000	5,445,000
7.06.01	Share of Profit of Equity-Accounted Investments	6,707,000	4,086,000
7.06.02	Finance Income	1,014,000	751,000
7.06.03	Others	369,000	608,000
7.06.03.01	Rentals, royalties and others	369,000	268,000
7.06.03.02	Total Added Value from Discontinued operations to be distributed	-	340,000
7.07	Total Added Value to be Distributed	810,000	50,792,000
7.08	Distribution of Added Value	810,000	50,792,000
7.08.01	Employee Compensation	6,238,000	6,546,000
7.08.01.01	Salaries	3,278,000	3,747,000
7.08.01.02	Fringe Benefits	2,707,000	2,502,000
7.08.01.03	Unemployment Benefits (FGTS)	253,000	297,000
7.08.02	Taxes and Contributions	(4,667,000)	25,643,000
7.08.02.01	Federal	(10,017,000)	19,026,000
7.08.02.02	State	5,236,000	6,566,000
7.08.02.03	Municipal	114,000	51,000
7.08.03	Return on Third-Party Capital	47,762,000	14,572,000
7.08.03.01	Interest	46,318,000	11,255,000
7.08.03.02	Rental Expenses	1,444,000	3,317,000
7.08.04	Return on Shareholders' Equity	(48,523,000)	3,691,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(48,523,000)	3,691,000
7.08.05	Others	-	340,000
7.08.05.01	Total distributed added value from discontinued operation	-	340,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	03.31.2020	12.31.2019
1	Total Assets	971,645,000	926,011,000
1.01	Current Assets	163,562,000	112,101,000
1.01.01	Cash and Cash Equivalents	80,382,000	29,714,000
1.01.02	Marketable Securities	3,346,000	3,580,000
1.01.03	Trade and Other Receivables	15,866,000	15,164,000
1.01.04	Inventories	31,236,000	33,009,000
1.01.06	Recoverable Taxes	13,150,000	14,287,000
1.01.06.01	Current Recoverable Taxes	13,150,000	14,287,000
1.01.06.01.01	Current Income Tax and Social Contribution	8,876,000	10,050,000
1.01.06.01.02	Other Recoverable Taxes	4,274,000	4,237,000
1.01.08	Other Current Assets	19,582,000	16,347,000
1.01.08.01	Non-Current Assets Held for Sale	11,693,000	10,333,000
1.01.08.03	Others	7,889,000	6,014,000
1.01.08.03.03	Others	7,889,000	6,014,000
1.02	Non-Current Assets	808,083,000	813,910,000
1.02.01	Long-Term Receivables	119,774,000	71,306,000
1.02.01.03	Marketable Securities measured at amortized cost	217,000	232,000
1.02.01.04	Trade and Other Receivables	12,002,000	10,345,000
1.02.01.07	Deferred Taxes	65,538,000	21,470,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	49,312,000	5,593,000
1.02.01.07.02	Taxes and Contributions	16,226,000	15,877,000
1.02.01.10	Other Non-Current Assets	42,017,000	39,259,000
1.02.01.10.03	Advances to Suppliers	1,270,000	1,313,000
1.02.01.10.04	Judicial Deposits	35,164,000	33,198,000
1.02.01.10.05	Other Long-Term Assets	5,583,000	4,748,000
1.02.02	Investments	19,973,000	22,166,000
1.02.03	Property, Plant and Equipment	589,814,000	641,949,000
1.02.04	Intangible Assets	78,522,000	78,489,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	03.31.2020	12.31.2019
2	Total Liabilities	971,645,000	926,011,000
2.01	Current Liabilities	134,837,000	116,147,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,152,000	6,632,000
2.01.02	Trade Payables	30,262,000	22,576,000
2.01.03	Taxes Obligations	998,000	1,114,000
2.01.03.01	Federal Taxes Obligations	998,000	1,114,000
2.01.03.01.01	Income Tax and Social Contribution Payable	998,000	1,114,000
2.01.04	Current Debt and Lease Obligations	59,234,000	41,139,000
2.01.04.01	Current Debt	30,800,000	18,013,000
2.01.04.03	Lease Obligations	28,434,000	23,126,000
2.01.05	Other Liabilities	20,817,000	28,025,000
2.01.05.02	Others	20,817,000	28,025,000
2.01.05.02.01	Dividends and Interest on Capital Payable	1,808,000	6,278,000
2.01.05.02.04	Other Taxes and Contributions	9,942,000	13,800,000
2.01.05.02.06	Other liabilities	9,067,000	7,947,000
2.01.06	Provisions	4,053,000	3,577,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	299,000	-
2.01.06.01.04	Provisions for Civil Lawsuits	299,000	-
2.01.06.02	Other Provisions	3,754,000	3,577,000
2.01.06.02.04	Pension and Medical Benefits	3,754,000	3,577,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	13,321,000	13,084,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	13,321,000	13,084,000
2.02	Non-Current Liabilities	601,883,000	510,727,000
2.02.01	Non-Current Debt and Finance Lease Obligations	404,682,000	310,022,000
2.02.01.01	Non-Current Debt	315,962,000	236,969,000
2.02.01.03	Lease Obligations	88,720,000	73,053,000
2.02.02	Other Liabilities	1,993,000	2,031,000
2.02.02.02	Others	1,993,000	2,031,000
2.02.02.02.03	Income Tax and Social Contribution	1,993,000	2,031,000
2.02.03	Deferred Taxes	882,000	7,095,000
2.02.03.01	Deferred Taxes	882,000	7,095,000
2.02.04	Provisions	194,326,000	191,579,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,697,000	12,546,000
2.02.04.02	Other Provisions	182,629,000	179,033,000
2.02.04.02.04	Pension and Medical Benefits	103,578,000	103,213,000
2.02.04.02.05	Provision for Decommissioning Costs	70,624,000	70,377,000
2.02.04.02.06	Other Provisions	8,427,000	5,443,000
2.03	Shareholders' Equity	234,925,000	299,137,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,449,000	2,449,000
2.03.04	Profit Reserves	76,304,000	124,829,000
2.03.08	Other Comprehensive Income	(52,356,000)	(37,169,000)
2.03.09	Non-controlling interests	3,096,000	3,596,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 03/31/2020	Accumulated of the Previous Year 01/01/2019 to 03/31/2019
3.01	Sales Revenues	75,469,000	70,856,000
3.02	Cost of Sales	(43,854,000)	(46,023,000)
3.03	Gross Profit	31,615,000	24,833,000
3.04	Operating Expenses / Income	(77,055,000)	(10,807,000)
3.04.01	Selling Expenses	(5,914,000)	(3,401,000)
3.04.02	General and Administrative Expenses	(1,820,000)	(2,127,000)
3.04.05	Other Operating Expenses	(67,882,000)	(5,775,000)
3.04.05.01	Other Taxes	(517,000)	(353,000)
3.04.05.02	Research and Development Expenses	(422,000)	(519,000)
3.04.05.03	Exploration Costs	(468,000)	(654,000)
3.04.05.05	Other Operating Expenses, Net	(1,174,000)	(4,275,000)
3.04.05.07	Impairment	(65,301,000)	26,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	(1,439,000)	496,000
3.05	Net Income Before Financial Results and Income Taxes	(45,440,000)	14,026,000
3.06	Finance Income (Expenses), Net	(21,178,000)	(8,419,000)
3.06.01	Finance Income	798,000	969,000
3.06.01.01	Finance Income	798,000	969,000
3.06.02	Finance Expenses	(21,976,000)	(9,388,000)
3.06.02.01	Finance Expenses	(7,416,000)	(6,695,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(14,560,000)	(2,693,000)
3.07	Net Income Before Income Taxes	(66,618,000)	5,607,000
3.08	Income Tax and Social Contribution	16,894,000	(1,844,000)
3.08.01	Current	(597,000)	498,000
3.08.02	Deferred	17,491,000	(2,342,000)
3.09	Net Income from Continuing Operations	(49,724,000)	3,763,000
3.10	Net Income from Descontinued Operations	-	477,000
3.11	Income / (Loss) for the Period	(49,724,000)	4,240,000
3.11.01	Attributable to the Shareholders’ of Petrobras	(48,523,000)	4,031,000
3.11.02	Attributable to Noncontrolling Interests	(1,201,000)	209,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	(3.72)	0.31
3.99.01.02	Preferred Shares	(3.72)	0.31
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	(3.72)	0.31
3.99.02.02	Preferred Shares	(3.72)	0.31

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 03/31/2020	Accumulated of the Previous Year 01/01/2019 to 03/31/2019
4.01	Net Income for the Period	(49,724,000)	4,240,000
4.02	Other Comprehensive Income	(14,295,000)	1,422,000
4.02.01	Actuarial Gains (Losses) with Pension and Medical Benefits	2,000	-
4.02.02	Deferred Income Taxes on Actuarial (Gains) Losses with Pension and Medical Benefits	(1,000)	-
4.02.03	Cumulative Translation Adjustments	50,312,000	1,051,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(10,000)	(2,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(100,044,000)	(2,408,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	6,449,000	2,847,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	31,822,000	(149,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(2,825,000)	83,000
4.03	Total Comprehensive Income for the Period	(64,019,000)	5,662,000
4.03.01	Attributable to the Shareholders’ of Petrobras	(63,712,000)	5,434,000
4.03.02	Attributable to Non-Controlling Interests	(307,000)	228,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 03/31/2020

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	-	(37,169,000)	295,541,000	3,596,000	299,137,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	124,613,000	-	(37,169,000)	295,541,000	3,596,000	299,137,000
5.04	Capital Transactions with Owners	-	-	-	(2,000)	2,000	-	(193,000)	(193,000)
5.04.08	Capital Transactions	-	-	-	-	-	-	(193,000)	(193,000)
5.04.09	Realization of the Deemed Cost	-	-	-	(2,000)	2,000	-	-	-
5.05	Total of Comprehensive Income	-	-	-	(48,523,000)	(15,189,000)	(63,712,000)	(307,000)	(64,019,000)
5.05.01	Net Income for the Period	-	-	-	(48,523,000)	-	(48,523,000)	(1,201,000)	(49,724,000)
5.05.02	Other Comprehensive Income	-	-	-	-	(15,189,000)	(15,189,000)	894,000	(14,295,000)
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(48,525,000)	(52,356,000)	231,829,000	3,096,000	234,925,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 03/31/2019

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	-	(26,029,000)	277,225,000	6,318,000	283,543,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	-	(26,029,000)	277,225,000	6,318,000	283,543,000
5.04	Capital Transactions with Owners	-	-	-	3,000	(3,000)	-	(174,000)	(174,000)
5.04.08	Capital Transactions	-	-	-	-	-	-	(174,000)	(174,000)
5.04.09	Realization of the Deemed Cost	-	-	-	3,000	(3,000)	-	-
5.05	Total of Comprehensive Income	-	-	-	4,031,000	1,403,000	5,434,000	228,000	5,662,000
5.05.01	Net Income for the Period	-	-	-	4,031,000	-	4,031,000	209,000	4,240,000
5.05.02	Other Comprehensive Income	-	-	-	-	1,403,000	1,403,000	19,000	1,422,000
5.07	Balance at the End of the Period	205,432,000	2,674,000	95,148,000	4,034,000	(24,629,000)	282,659,000	6,372,000	289,031,000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 03/31/2020	Accumulated of the Previous Year 01/01/2019 to 03/31/2019
6.01	Net cash provided by operating activities	34,991,000	17,749,000
6.01.01	Cash provided by operating activities	39,164,000	27,619,000
6.01.01.01	Net Income (loss) for the period	(49,724,000)	4,240,000
6.01.01.02	Pension and medical benefits (actuarial expense)	2,157,000	2,057,000
6.01.01.03	Results in equity-accounted investments	1,439,000	(496,000)
6.01.01.04	Depreciation, depletion and amortization	15,758,000	13,876,000
6.01.01.05	Impairment of assets (reversal)	65,301,000	(26,000)
6.01.01.06	Exploratory expenditures write-offs	117,000	189,000
6.01.01.08	Foreign exchange, indexation and finance charges	18,440,000	8,587,000
6.01.01.09	Deferred income taxes, net	(17,491,000)	(498,000)
6.01.01.10	Allowance for expected credit losses	474,000	97,000
6.01.01.11	Inventory write-down (write-back) to net realizable value	1,389,000	(154,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	858,000	786,000
6.01.01.17	Gains and losses on disposals/write-offs of assets, returned areas and cancelled projects	446,000	(562,000)
6.01.01.18	Results from discontinued operations	-	(477,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(4,173,000)	(9,870,000)
6.01.02.01	Trade and other receivables, net	4,090,000	3,879,000
6.01.02.02	Inventories	2,558,000	1,351,000
6.01.02.03	Judicial deposits	(1,961,000)	(2,515,000)
6.01.02.04	Escrow account - Class action agreement	-	(3,836,000)
6.01.02.05	Other assets	(1,523,000)	(1,890,000)
6.01.02.06	Trade payables	(3,242,000)	(2,305,000)
6.01.02.07	Other taxes payable	(2,143,000)	(656,000)
6.01.02.08	Pension and medical benefits	(1,614,000)	(692,000)
6.01.02.09	Provisions for legal proceedings	(645,000)	430,000
6.01.02.10	Short-term benefits	(493,000)	616,000
6.01.02.11	Income tax and social contribution paid	(1,120,000)	(682,000)
6.01.02.12	Provision for decommissioning costs	(546,000)	(489,000)
6.01.02.14	Other liabilities	2,466,000	(4,165,000)
6.01.02.15	Discontinued operations – net cash provided by operating activities	-	1,084,000
6.02	Net cash used in investing activities	(6,664,000)	(4,493,000)
6.02.01	Acquisition of PP&E and intangibles assets	(8,342,000)	(5,940,000)
6.02.02	(Increase) decrease in investments in investees	15,000	(4,000)
6.02.03	Proceeds from disposal of assets - Divestment	1,168,000	1,176,000
6.02.04	Divestment (investment) in marketable securities	295,000	(98,000)
6.02.05	Dividends received	200,000	427,000
6.02.08	Discontinued operations – net cash provided by (used in) investing activities	-	(54,000)
6.03	Net cash used in financing activities	12,799,000	(30,272,000)
6.03.01	Non-controlling interest	(186,000)	(238,000)
6.03.02	Proceeds from financing	48,777,000	15,968,000
6.03.03	Repayment of principal	(19,570,000)	(36,695,000)
6.03.04	Repayment of interest	(4,938,000)	(5,791,000)
6.03.05	Dividends paid to shareholders	(4,427,000)	-
6.03.06	Dividends paid to non-controlling interests	(35,000)	(1,000)
6.03.08	Settlement of lease liabilities	(6,822,000)	(3,277,000)
6.03.09	Discontinued operations – net cash generated (used) in financing activities	-	(238,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	9,556,000	(362,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	50,682,000	(17,378,000)
6.05.01	Cash and cash equivalents at the beginning of the year	29,729,000	53,854,000
6.05.02	Cash and cash equivalents at the end of the period	80,411,000	36,476,000

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2020 to 03/31/2020	Accumulated of the Previous Year 01/01/2019 to 03/31/2019
7.01	Sales Revenues	102,743,000	101,818,000
7.01.01	Sales of Goods and Services	94,944,000	92,425,000
7.01.02	Other Revenues	331,000	2,348,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	7,942,000	7,142,000
7.01.04	Allowance for expected credit losses	(474,000)	(97,000)
7.02	Inputs Acquired from Third Parties	(97,597,000)	(35,934,000)
7.02.01	Cost of Sales	(11,876,000)	(15,697,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(12,256,000)	(13,683,000)
7.02.03	Impairment Charges / Reversals of Assets	(65,301,000)	26,000
7.02.04	Others	(8,164,000)	(6,580,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(6,775,000)	(6,734,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(1,389,000)	154,000
7.03	Gross Added Value	5,146,000	65,884,000
7.04	Retentions	(17,068,000)	(15,326,000)
7.04.01	Depreciation, Amortization and Depletion	(17,068,000)	(15,326,000)
7.05	Net Added Value Produced	(11,922,000)	50,558,000
7.06	Transferred Added Value	(479,000)	7,333,000
7.06.01	Share of Profit of Equity-Accounted Investments	(1,439,000)	496,000
7.06.02	Finance Income	798,000	969,000
7.06.03	Others	162,000	5,868,000
7.06.03.01	Rentals, royalties and others	162,000	57,000
7.06.03.02	Total Added Value from Discontinued operations to be distributed	-	5,811,000
7.07	Total Added Value to be Distributed	(12,401,000)	57,891,000
7.08	Distribution of Added Value	(12,401,000)	57,891,000
7.08.01	Employee Compensation	7,190,000	7,476,000
7.08.01.01	Salaries	3,945,000	4,457,000
7.08.01.02	Fringe Benefits	2,941,000	2,697,000
7.08.01.03	Unemployment Benefits (FGTS)	304,000	322,000
7.08.02	Taxes and Contributions	5,728,000	28,129,000
7.08.02.01	Federal	71,000	21,101,000
7.08.02.02	State	5,437,000	6,877,000
7.08.02.03	Municipal	220,000	151,000
7.08.03	Return on Third-Party Capital	24,405,000	12,712,000
7.08.03.01	Interest	23,209,000	10,695,000
7.08.03.02	Rental Expenses	1,196,000	2,017,000
7.08.04	Return on Shareholders' Equity	(49,724,000)	3,763,000
7.08.04.03	Retained Earnings / (Losses) for the Period	(48,523,000)	3,554,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	(1,201,000)	209,000
7.08.05	Others	-	5,811,000
7.08.05.01	Total distributed added value from discontinued operation	-	5,811,000

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.           Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2019, which include the full set of notes.

The interim consolidated and separate financial statements (Parent Company) have been prepared and are presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB), and with the pronouncement CPC 21 (R1) – Demonstrações Intermediárias as issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). All financial statements relevant information is being evidenced and corresponds to the ones used by the Company’s Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 14, 2020.

1.1.      Reclassification of discontinued operation

In July 2019, after the additional sale of its stake in Petrobras Distribuidora S/A (BR) through a secondary public offering of shares (follow on), Petrobras' stake was reduced to 37.50% of the share capital. Then, BR ceased to be a Petrobras subsidiary.

Additionally, this transaction was characterized as a 'discontinued operation', according to CPC 31, as it is a component of the company that represents an important separate line of business. The consolidated statements of income and cash flow, for the period ended March 31, 2019, present the results and cash flows from operating, investing and financing activities in separate lines, as a net result of discontinued operations. The added value statements for the period ended March 31, 2019 also present the total added value to be distributed and the total added value distributed from discontinued operations, separately.

The effects on the results for the period of March 31, 2019 and cash flows related to the discontinued operation are shown below:

STATEMENT OF INCOME

Consolidated
Jan-Mar/2019
Sales revenues	9,143
Cost of sales	(7,553)
Gross profit	1,590
Income (expenses)	(1,102)
Selling expenses	(733)
General and administrative expenses	(195)
Other taxes	(37)
Other income and expenses	(137)
Income before finance income (expense) and income taxes	488
Net finance income (expense)	272
Results of equity-accounted investments	1
Net income before income taxes	761
Income taxes	(284)
Net income for the period from discontinued operation	477

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

STATEMENT OF CASH FLOWS

Consolidated
Jan-Mar/2019
Cash flows from Operating activities
Net income for the period	477
Adjustments for:
Pension and medical benefits (actuarial expense)	120
Depreciation, depletion and amortization	128
Foreign exchange, indexation and finance charges	(214)
Deferred income taxes, net	(18)
Others	16
Decrease (Increase) in assets
Trade and other receivables, net	686
Other assets	(57)
Increase (Decrease) in liabilities
Trade payables	(70)
Income taxes paid	(200)
Pension and medical benefits	(40)
Others	256
Net cash provided by operating activities	1,084

Cash flows from investing activities
Acquisition of PP&E and intangibles assets	(128)
Others	74
Net cash (used in) provided by investing activities	(54)
Cash flows from financing activities
Repayment of principal	(112)
Repayment of interest	(75)
Others	(51)
Net cash used in financing activities	(238)
Net increase (decrease) in cash and cash equivalents	792
Cash and cash equivalents at the beginning of the period	3,057
Cash and cash equivalents at the end of the period	3,849

2.          Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2019.

3.          Context, resilience measures and impacts of the COVID-19 pandemic

3.1.      Context

In January 2020, China reported having identified a new variant of coronavirus, causing the disease COVID-19, which was spreading quickly in its population. On March 11, 2020, COVID-19 was a declared a pandemic by the World Health Organization (WHO). Social isolation measures arising from this pandemic affected the global economic environment, reducing the demand for oil and its oil products and triggering a shock in the oil and gas industry.

Therefore, in early April, members of the Organization of the Petroleum Exporting Countries (OPEC) and other countries announced a new agreement providing for the reduction of their combined production by 9.7 million barrels per day (bpd) for May and June 2020, and other levels of reductions until the end of 2021. However, this agreement caused little effect on oil prices, which remained high volatile. The Company foresees Brent prices in the medium -term will be significantly lower than recent past, converging to US$ 50 in the long-term. Thus, the Company believes the current situation demands fast and urgent cost reduction measures.

3.2.      Resilience measures

The Company, in line with the recommendations of the WHO and the Ministry of Health, announced measures to preserve the health of its employees and support the prevention of contagion in its administrative and operational areas home office, reduced work shifts in operational areas to minimize the number of workers commuting, rigorous cleaning of workplaces, distribution of PPE, testing of suspected cases, measuring body temperature and fast testing on pre-shipment for oil platforms, medical monitoring and access to telemedicine services.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Brazilian governmental authorities, in turn, implemented a set of measures to face the economic side effects of increasing and still uncertain dimensions that paralyzed world activities, aiming at helping the productive sector, mainly: Federal Government measures - (i) PIS and Cofins and INSS-Companies’ Contribution - collections were deferred to four and five months ahead; (ii) FGTS - collections from March to May 2020 were postponed to July 2020, with payment in six equal installments; (iii) System S (employer contributions to social entities that train and support employees)  - 50% reduction in rates from April to June 2020; and (iv) IOF - reduction from 3% to zero in certain operations carried out from April to July 2020. State of Pernambuco - (i) ICMS on import of fuel - deferral of up to 30 days.

As a result of the abrupt reduction on the demand and prices of oil and fuel, the Company adopted a set of measures aiming at reducing costs, postponing cash outflows and optimizing its working capital, in order to ensure its financial strength and resilience of its businesses. The main measures are:

•	Draw down of committed credit lines (Revolving Credit Lines) in the total amount of US$ 8 billion, as well as two new lines of R$ 3.5 billion;
•	postponement of the payment of the remaining dividends based on the annual result of 2019 (note 28);
•	postponement of judicial deposits to 2021, in particular of a tax nature;
•

reduction and postponement of expenses with human resources, with emphasis on: (i) postponement of payment for the 2019 Performance Award Program; (ii) postponement of the payment of 30% of the total monthly remuneration of the Board of Directors, President, Executive Officers and upper management, and between 10% to 30% of the monthly remuneration of lower management and consultants; and (iii) temporary change from shift and alert systems to administrative regime of around 3,200 employees;

•

reduction of capital expenditures scheduled for 2020 from US$ 12 billion to US$ 8.5 billion, mainly due to the postponement of exploratory activities, interconnection of wells and construction of production and refining facilities, and the depreciation of the Brazilian real against the U.S. dollar;

•

reduction of 200 thousand bpd (barrels of oil per day) on its oil production from April 2020 (included the reduction of 100 thousands bpd announced in the end of March 2020), and a reduction in the utilization factor of refineries from 79% to 60%, allowing the maintenance of reasonable clearance in the storage capacity, consequently avoiding the adoption of costly measures such as the chartering of ships to store liquids. However, with the evolution of the demand for our products performing better than expected, the Company opted for the gradual return to the previous level of average oil production, accompanied by an increase in the utilization factor of the refining facilities;

•

reduction in projected operating expenses for 2020, with an additional decrease of US$ 2 billion, mainly through: (i) hibernation of platforms operating in shallow waters, with higher lifting costs per barrel, and for which, due to the drop in oil prices, the Company estimates negative cash flows; (ii) lower expenses with stoppages in wells and optimization of production logistics; and (iii) postponement of new relevant contracts for a period of 90 days;

•

negotiation efforts with suppliers in order to obtain postponement of cash outflows, the cancellation or suspension of certain contracts, postponement of deliveries of materials and services, reductions in price and scope of services. Regarding the postponement of agreed deliveries of materials, no cases have been identified that put advances to suppliers at risk. In the negotiations involving the cancellation or suspension of contracts, no facts have been observed that give rise to the accounting for additional obligations or penalties for the Company;

•

as a result of the extraordinary circumstance and the structural reduction in the demand for natural gas in the Brazilian market, the Company declared force majeure in the agreement for the purchase of natural gas related to Manati field, as provided for in the contract. The Company is also negotiating with other agents in the natural gas chain aiming at reducing the effects resulting from the pandemic. Petrobras is constantly monitoring the current scenario and its developments on the gas market, reinforcing that, given the gravity, unpredictability and unprecedentedly of the subject, actions by all agents in the natural gas chain are necessary in order to reduce the impacts on the sector and, consequently, on the society.

In addition, the global adverse scenario encouraged the Company to revise its top metric relating to indebtedness, contained in the Strategic Plan 2020-2024, replacing the Net debt / EBITDA ratio with the Gross debt. The target approved for the Gross debt for 2020 is US$ 87 billion, the same level as 2019.

As a result of the implementation of the aforementioned measures, the Company, after simulating several stress scenarios, estimates that will be able to balance its financing and its cash flows. Thus, management believes that it has adequate resources to continue its operations in the short-term and, therefore, the going concern assumption is applied in the preparation of these interim financial statements.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.3.      Effects on these interim financial statements

The impacts of COVID-19 pandemic on the economic environment were considered in the preparation of these interim financial statements. Information on key estimates and judgments that require a high level of judgment and complexity in their applications and that could materially affect the Company's financial condition and results, were disclosed in the financial statements of December 31, 2019 and revised for this interim financial statements, in order to determine possible changes in assumptions and judgments arising from current market conditions.

The results of the revision of these assumptions are presented below:

•

oil prices and expectations for the world economy growth have presented a consistent decline. With the  impacts of COVID-19 on the global economy, the demand for oil products was also severely affected in the first months of the year. Accordingly, short, medium and long-term estimated macroeconomic scenarios and price assumptions are no longer compatible with those approved in the 2020-2024 Strategic Plan. For the long-term, in some scenarios, the Company expects these shocks on the economy and on consumer habits will be permanent, impacting the demand for oil products and, hence, Brent prices. This premise is based on the expectation that certain solutions adopted during social isolation will be preserved and become permanent to some degree. As a result, the Company anticipated the approval of a new set of assumptions for the 2021-2025 Strategic Plan. Thus, impairment losses were recognized in the first quarter of 2020, in the amount of R$ 65 billion (note 20);

•

expected exports were impacted by the effects arising from the oil price shock and the COVID-19 pandemic. Thus, a portion of highly probable future exports whose exchange rate variations were designated in hedge relationships are no longer considered highly probable, but are still expected to occur, and as a consequence the hedge relationships were revoked, in the amount of R$ 186 billion , significantly increasing in the Company's U.S. dollar/real exposure at March 31, 2020. In addition, a portion of exports designated for hedge relationships for the months of April to December 2020 are no longer expected, and consequently a portion of unrealized losses were reclassified from Other comprehensive income to the Statement of Income in the first quarter of 2020, in the amount of R$ 2.3 billion (note 30.2);

•	inventories adjusted to net realizable value, accounting for a R$ 1.4 billion loss within cost of sales (note 11);
•

the recognition of expected credit losses (PCE) in the company's financial assets that are not measured at fair value through profit or loss considered the expected impacts of COVID-19. For financial assets whose counterparties had ratings published by risk agencies, where the notes already reflected the effects of the pandemic, the information disclosed by such agencies was used to calculate the PCE. For other financial assets, in general, the expected effects of COVID-19 were incorporated into the PCE by identifying the deterioration in the probability of default based on observable data that considered the stratification of the debtor by area of operation, type of product and region. No relevant effects have been identified;

•	deferred tax credits were recognized based on the projected taxable profit for subsequent years (note 12.2);
•

estimates of reserve volumes are prepared reflecting, in an integrated manner, the projects in the company's Strategic Planning portfolio, technical uncertainties and assumptions such as prices and costs. As of March 31, 2020, there was no change in the project portfolio or in the company's reserve volumes that impacted the quarterly financial statements. In addition, the current estimates of the provision for the dismantling of areas of the company largely reflect requirements that will be realized in the medium and long term. Such assumptions used for the estimates are supported by the company's Strategic Planning and Reserves estimation cycle, processes that express long-term visions. In this context, the company evaluated the main assumptions that formed the cost of dismantling areas vis-à-vis the temporal formation structure of its abandonment liabilities and concluded that there are no relevant effects that impact the provision made in the annual financial statements of 2019;

•

there were no changes in assumptions in the recognition of revenue contracts with customers. The expectation of the customer's completion of the obligation remains at the maturity of each transaction, classified as highly probable, subject only to the fulfillment of the precedent conditions contained in the sales contracts. Customers did not indicate their intention to breach or revise the contractual terms and conditions signed until March 31, 2020;

•

in the scope of the company's legal litigation, there are no cases related to COVID-19 with a risk of financial disbursement that directly impact the financial statements on March 31, 2020. However, the company became aware of some public civil actions in the labor field brought by unions, whose objects are related to the Resilience Plan to reduce expenses. Such actions represent obligations to do and are divided into three groups, basically questioning: (i) the measures to contain personnel expenses contained in the Resilience Plan; (ii) the criterion for removing people from the risk group; and (iii) the union's participation in the Organizational Response Structure (Estrutura Organizacional de Resposta - EOR). The company is taking legal action for each case and the likelihood of loss is not probable.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.          Cash and cash equivalents and Marketable securities

4.1.      Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	Consolidated
	03.31.2020	12.31.2019
Cash at bank and in hand	2,225	2,306
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	15,245	6,849
Other investment funds	75	16
	15,320	6,865
- Abroad
Time deposits	6,273	27
Automatic investing accounts and interest checking accounts	54,954	18,622
Other financial investments	1,610	1,894
	62,837	20,543
Total short-term financial investments	78,157	27,408
Total cash and cash equivalents	80,382	29,714

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

The main funds generated were substantially provided by operating cash generation of R$ 34,991, proceeds from financing of R$ 48,777, with emphasis on the draw down of Revolving Credit Lines, proceeds from divestments of R$ 1,168, exchange rate effect on the balances of cash and cash equivalents of R$ 9,556 and a set of measures to reduce cash outflows and preserve cash in this scenario of uncertainty, in order to reinforce its financial strength and resilience of its businesses, without compromising the Company's liquidity. The main uses of funds in the period ended March 31, 2020 were for debt service obligations, including pre-payments of debt and lease payments, totaling R$ 31,330, in addition to investments in the business segments in the amount of R$ 8,342.

4.2.      Marketable securities

		Consolidated
	03.31.2020	12.31.2019
Fair value through profit or loss	3,281	3,528
Fair value through other comprehensive income	14	28
Amortized cost	268	256
Total	3,563	3,812
Current	3,346	3,580
Non-current	217	232

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.          Sales revenues

	Consolidated
	2020	2019 - Reclassified
	Jan-Mar	Jan-Mar
Gross sales	94,944	92,425
Sales taxes(*)	(19,475)	(21,569)
Sales revenues (**)	75,469	70,856
Diesel	18,023	20,420
Gasoline	8,327	8,844
Liquified petroleum gas	4,010	3,806
Jet fuel	3,721	3,685
Naphtha	2,976	1,584
Fuel oil (including bunker fuel)	1,165	1,077
Other oil products	3,069	3,148
Subtotal oil products	41,291	42,564
Natural gas	5,372	5,713
Renewables and nitrogen products	117	299
Breakage	407	620
Electricity	1,250	1,874
Services, agency and others	703	1,240
Domestic market	49,140	52,310
Exports	24,711	14,534
Sales abroad (**)	1,618	4,012
Foreign market	26,329	18,546
Sales revenues	75,469	70,856
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**)Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the three-month periods ended March 31, 2020 and 2019, sales to BR Distribuidora represent more than 10% of the Company sales revenues, mainly associated with the refining, transportation and marketing segment.

5.1.      Remaining performance obligations

The company has sales contracts for products or services in force and signed until March 31, 2020, with terms longer than 1 year, where there is established a quantity of goods or services for sales in the next years with their respective payment terms.

The following are the remaining amounts of these contracts at the end of the March 31, 2020 period or practiced in recent sales when they reflect the most directly observable information:

Revenues will be recognized through transfers of goods and services to the respective customers, their values and period of recognition being subject to future demands, changes in the value of commodities, exchange rates and other market factors.

	Consolidated
	Total	Expected recognition within 1 year
Domestic Market
Gasoline	9,244	9,244
Diesel	33,783	33,783
Natural gas	79,076	18,762
Services and others	39,379	13,438
Ethanol, nitrogen and renewables	-	-
Naphtha	9,979	9,979
Electricity	16,786	3,119
Other oil products	152	152
Jet fuel	8,266	8,266
Foreign Market
Exports	24,868	3,233
Total	221,533	99,976

The table above does not include information on contracts with original expected duration of one year or less, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are manly driven by demands to generate electricity from thermoelectric power plants, according the Brazilian National Electric System Operator (ONS) requests. These requests are substantially affected by Brazilian hydrological conditions, thus, the table above presents fixed amounts representing sales of certified capacity in accordance with the installed capacity of the Company.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.2.      Contract liabilities

As of March 31, 2020, the company has R$ 515 in advances related mainly to take and ship or pay contracts, to be offset against future sales of natural gas or the non-exercise of the right by the client, classified as other accounts and expenses payable in current liabilities.

6.     Costs and expenses by nature

6.1.          Cost of sales

	Consolidated
	2020	2019 - Reclassified
	Jan-Mar	Jan-Mar
Raw material, products for resale, materials and third-party services (*)	(19,912)	(22,546)
Depreciation, depletion and amortization	(12,793)	(11,275)
Production taxes	(8,031)	(9,038)
Employee compensation	(3,118)	(3,164)
Total	(43,854)	(46,023)
(*) It Includes short-term leases and inventory turnover.

6.2.          Selling expenses

	Consolidated
	2020	2019 - Reclassified
	Jan-Mar	Jan-Mar
Materials, third-party services, rent and other related costs (*)	(5,105)	(2,587)
Depreciation, depletion and amortization	(549)	(511)
Allowance for expected credit losses	(46)	(111)
Employee compensation	(214)	(192)
Total	(5,914)	(3,401)

(*) Increase in 2020 reflects the tariff payment for the use of TAG gas pipelines from the sale in June 19, as well as higher logistical expenses, due to the higher volume of oil and oil products exports and the average devaluation of the real in front to the dollar.

6.3.          General and administrative expenses

	Consolidated
	2020	2019 - Reclassified
	Jan-Mar	Jan-Mar
Employee compensation	(1,277)	(1,443)
Materials, third-party services, freight, rent and other related costs	(416)	(522)
Depreciation, depletion and amortization	(127)	(162)
Total	(1,820)	(2,127)

7.          Other income and expenses

	Consolidated
	2020	2019 - Reclassified
	Jan-Mar	Jan-Mar
Unscheduled stoppages and pre-operating expenses	(1,584)	(1,213)
Pension and medical benefits – retirees	(1,327)	(1,347)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(446)	689
Gains / (losses) related to legal, administrative and arbitration proceedings	(281)	(1,333)
Voluntary Separation Incentive Plan – PDV	(187)	1
Operating expenses with thermoelectric power plants	(165)	(127)
Institutional relations and cultural projects	(84)	(150)
Government grants	18	104
Amounts recovered from Lava Jato investigation	96	-
Equalization of expenses - Production Individualization Agreements	111	-
Ship/Take or Pay agreements	153	(6)
Variable compensation program	171	(374)
Expenses/Reimbursements from E&P partnership operations	656	189
Gains/(losses) with Commodities Derivatives	1,037	(848)
Others	658	140
Total	(1,174)	(4,275)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.          Net finance income (expense)

	Consolidated
	2020	2019 - Reclassified
	Jan-Mar	Jan-Mar
Finance income	798	969
Income from investments and marketable securities (Government Bonds)	298	472
Discount and premium on repurchase of debt securities	6	7
Others	494	490
Finance expenses	(7,416)	(6,695)
Interest on finance debt	(4,545)	(4,950)
Unwinding of discount on lease liabilities	(1,517)	(1,253)
Discount and premium on repurchase of debt securities	(1,245)	(692)
Capitalized borrowing costs	1,234	1,302
Unwinding of discount on the provision for decommissioning costs	(853)	(786)
Other finance expenses and income, net	(490)	(316)
Foreign exchange gains (losses) and indexation charges	(14,560)	(2,693)
Foreign Exchange (*)	(8,382)	(72)
Expenses (*)	(6,449)	(2,847)
Other foreign exchange gains (losses) and indexation charges, net	271	226
Total	(21,178)	(8,419)
(*) For more information, see notes 30.2.c and 30.2.a, respectively.

9.          Net  income by operating segment

Consolidated Statement of Income by operating segment - 03.31.2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	47,575	68,160	10,467	857	(51,590)	75,469
Intersegments	46,658	1,328	3,336	268	(51,590)	-
Third parties	917	66,832	7,131	589	-	75,469
Cost of sales	(26,224)	(68,162)	(5,905)	(830)	57,267	(43,854)
Gross profit	21,351	(2)	4,562	27	5,677	31,615
Expenses	(65,967)	(4,080)	(3,016)	(2,521)	(32)	(75,616)
Selling	(1)	(2,860)	(3,006)	(18)	(29)	(5,914)
General and administrative	(206)	(272)	(117)	(1,225)	-	(1,820)
Exploration costs	(468)	-	-	-	-	(468)
Research and development	(274)	(12)	(13)	(123)	-	(422)
Other taxes	(71)	(193)	(37)	(216)	-	(517)
Impairment	(64,304)	(208)	-	(789)	-	(65,301)
Other income and expenses	(643)	(535)	157	(150)	(3)	(1,174)
Net income (loss) before financial results and income taxes	(44,616)	(4,082)	1,546	(2,494)	5,645	(44,001)
Net finance income (expenses)	-	-	-	(21,178)	-	(21,178)
Results in equity-accounted investments	(758)	(848)	(12)	179	-	(1,439)
Net Income (loss) before income taxes	(45,374)	(4,930)	1,534	(23,493)	5,645	(66,618)
Income taxes	15,169	1,388	(526)	2,782	(1,919)	16,894
Net income from continuing operations for the period	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
Net income from discontinued operations for the period	-	-	-	-	-	-
Net income for the period	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)
Attributable to:
Net income attributable to shareholders of Petrobras	(30,205)	(3,397)	937	(19,584)	3,726	(48,523)
Net income from continuing operations	(30,205)	(3,397)	937	(19,584)	3,726	(48,523)
Net income from discontinued operations	-	-	-	-	-	-
Non-controlling interests	-	(145)	71	(1,127)	-	(1,201)
Net income from continuing operations	-	(145)	71	(1,127)	-	(1,201)
Net income from discontinued operations	-	-	-	-	-	-
	(30,205)	(3,542)	1,008	(20,711)	3,726	(49,724)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - 03.31.2019 – Reclassified
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Continuing operations
Sales revenues	42,898	60,803	12,089	1,362	(46,296)	70,856
Intersegments	41,651	13,893	3,496	186	(46,296)	12,930
Third parties	1,247	46,910	8,593	1,176	-	57,926
Cost of sales	(25,640)	(56,167)	(8,670)	(1,289)	45,743	(46,023)
Gross profit	17,258	4,636	3,419	73	(553)	24,833
Expenses	(2,108)	(2,333)	(1,882)	(4,946)	(34)	(11,303)
Selling	(1)	(1,749)	(1,573)	(52)	(26)	(3,401)
General and administrative	(267)	(322)	(134)	(1,404)	-	(2,127)
Exploration costs	(654)	-	-	-	-	(654)
Research and development	(352)	(14)	(20)	(133)	-	(519)
Other taxes	(78)	(82)	(61)	(132)	-	(353)
Impairment	276	-250	0	0	0	26
Other income and expenses	(1,032)	84	(94)	(3,225)	(8)	(4,275)
Net income (loss) before financial results and income taxes	15,150	2,303	1,537	(4,873)	(587)	13,530
Net finance income (expenses) (*)	-	-	-	(8,419)	-	(8,419)
Results in equity-accounted investments	134	351	14	(3)	-	496
Net Income (loss) before income taxes	15,284	2,654	1,551	(13,295)	(587)	5,607
Income taxes	(5,151)	(782)	(523)	4,413	199	(1,844)
Net income from continuing operations for the period	10,133	1,872	1,028	(8,882)	(388)	3,763
Net income from discontinued operations for the period	-	-	15	462	-	477
Net income for the period	10,133	1,872	1,043	(8,420)	(388)	4,240
Attributable to:
Net income attributable to shareholders of Petrobras	10,138	1,905	935	(8,559)	(388)	4,031
Net income from continuing operations	10,138	1,905	925	(8,889)	(388)	3,691
Net income from discontinued operations	-	-	10	330	-	340
Non-controlling interests	(5)	(33)	108	139	-	209
Net income from continuing operations	(5)	(33)	103	7	-	72
Net income from discontinued operations	-	-	5	132	-	137
	10,133	1,872	1,043	(8,420)	(388)	4,240

The consolidated amounts of intersegment sales (remaining after eliminations) relates to sales from the RT&M to BR, which is presented as discontinued operation within Corporate and other business.

10. Trade and other receivables

10.1.       Trade and other receivables, net

	Consolidated
	03.31.2020	12.31.2019
Receivables from contracts with customers
Third parties	16,774	18,057
Related parties
Investees (note 31.6)	2,605	3,201
Receivables from the electricity sector	1,275	1,347
Subtotal	20,654	22,605
Other trade receivables
Third parties
Receivables from divestments (*)	7,528	5,781
Lease receivables	2,475	1,941
Other receivables	7,271	3,348
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government (note 31.7)	1,232	1,226
Subtotal	18,506	12,296
Total trade receivables	39,160	34,901
Expected credit losses (ECL) - Third parties	(11,106)	(9,214)
Expected credit losses (ECL) - Related parties	(186)	(178)
Total trade receivables, net	27,868	25,509
Current	15,866	15,164
Non-current	12,002	10,345
(*)It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices during the first quarter of  2020 amounted to R$ 3,123.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.2.   Aging of trade and other receivables – third parties

		Consolidated
	03.31.2020		12.31.2019
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	22,420	(696)	18,776	(567)
Overdue:
1- 3 months	565	(191)	1,011	(154)
3 - 6 months	246	(122)	98	(33)
6 - 12 months	132	(58)	197	(51)
More than 12 months	10,685	(10,039)	9,045	(8,409)
Total	34,048	(11,106)	29,127	(9,214)

10.3.   Changes in provision for expected credit losses

	Consolidated
	03.31.2020	12.31.2019
Opening balance	9,392	16,682
Additions	514	867
Reversals	(52)	-
Write-offs	(2)	(4,964)
Transfer of assets held for sale	-	(3,412)
Cumulative translation adjustment	1,440	219
Closing balance	11,292	9,392
Current	4,954	4,443
Non-current	6,338	4,949

As of March 31, 2020, the additions include a provision of R$ 232 on receivables in foreign currency, basically due to the 29% exchange rate devaluation in the first quarter of 2020, as well as the recording of a supplementary provision in face of COVID-19 (R$ 82).

In the year ended December 31, 2019, the write-offs of R$ 4,964 primarily relate to the termination of a lawsuit relating to the electricity sector.

11. Inventories

	Consolidated
	03.31.2020	03.31.2020
Crude oil	14,053	15,738
Oil products	9,781	9,165
Intermediate products	2,351	2,362
Natural gas and LNG (*)	505	699
Biofuels	126	114
Fertilizers	53	112
Total products	26,869	28,190
Materials, supplies and others	4,367	4,819
Total	31,236	33,009
(*) Liquefied Natural Gas

Consolidated inventories are presented less a provision for adjustment to their net realizable value. The adversity in the current global scenario, due to the impacts resulting from the pandemic of COVID-19 and the shock of oil prices, brought a significant reduction in the prices of oil and its derivatives in the international market, and consequently, in the national market, implying the constitution of adjustments in inventories to net realizable value, recognized in the income for the year as costs of products and services sold. In the period from January to March 2020, a provision of R$ 1,389 was recorded (reversal of a provision of R$ 154, in the period from January to March 2019).

As of March 31, 2020, the company had an inventory volume of oil and / or derivatives given as a guarantee of the Terms of Financial Commitment - TCF, signed in 2008 with Petros, with no relevant changes in relation to the values disclosed on December 31 2019.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.       Taxes

12.1.   Income taxes and other taxes

Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019
Taxes in Brazil
Income taxes	8,828	10,018	175	288	-	-
Income taxes - Tax settlement programs	-	-	229	228	1,993	2,031
	8,828	10,018	404	516	1,993	2,031
Taxes abroad	48	32	594	598	-	-
Total	8,876	10,050	998	1,114	1,993	2,031

	Consolidated
Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019	03.31.2020	12.31.2019
Taxes in Brazil:
Current / Deferred ICMS (VAT)	2,323	2,237	1,507	1,469	2,216	3,058	-	-
Current / Deferred PIS and COFINS	1,560	1,681	10,585	10,442	1,001	1,014	194	176
PIS and COFINS - Law 9,718/98			3,517	3,304
CIDE	110	123	-	-	131	182	-	-
Production taxes	-	-	-	-	5,440	7,775	925	1,071
Withholding income taxes	-	-	-	-	501	937	-	-
Others	155	129	617	617	555	761	1,038	905
Total in Brazil	4,148	4,170	16,226	15,832	9,844	13,727	2,157	2,152
Taxes abroad	126	67	-	45	98	73	-	-
Total	4,274	4,237	16,226	15,877	9,942	13,800	2,157	2,152
(*) Other non-current taxes are classified as other non-current liabilities.

12.2.   Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

Consolidated
Balance at January 1, 2019	7,848
Recognized in the statement of income for the year	(11,036)
Recognized in the statement of income of discontinued operation (*)	(2,520)
Recognized in shareholders’ equity	6,486
Cumulative translation adjustment	253
Use of tax credits	(1,224)
Transfers to held for sale	(1,138)
Others	(171)
Balance at December 31, 2019	(1,502)
Recognized in the statement of income for the year	17,491
Recognized in shareholders’ equity	31,826
Cumulative translation adjustment	514
Use of tax credits	36
Transfers to held for sale	19
Others	46
Balance at March 31, 2020	48,430
Deferred tax assets	5,593
Deferred tax liabilities	(7,095)
Balance at December 31, 2019	(1,502)
Deferred tax assets	49,312
Deferred tax liabilities	(882)
Balance at March 31, 2020	48,430

(*) Deferred income taxes on the remeasurement of the remaining interest in BR Distribuidora, as set out in note 30 to the audited consolidated financial statements as of December 31, 2019.

The company conducts annual studies to determine the recognition of deferred tax credits in the financial statements. Exceptionally, due to the coronavirus pandemic (COVID-19) and the impacts observed on the company's operations, a new study was carried out based on the Strategic Plan (PE) approved by the Board of Directors, with an update on the main assumptions such as the price of oil brent type and exchange rate. This new study confirmed the existence of future taxable profits to support the maintenance of the balances of tax losses and deferred income and social contribution taxes recorded in the assets, with realization expected to occur in the period from 2021 to 2027.

The balance of deferred tax assets increased in the first quarter of 2020 mainly due to the foreign exchange variation on finance debt, recorded in other comprehensive income of R$ 31,826, and to impairment losses of R$ 18,913.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.3.   Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Consolidated
	2020	2019 - Reclassified
	Jan-Mar	Jan-Mar
Net income (loss) before income taxes	(66,618)	5,607
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	22,650	(1,906)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad (*)	(3,669)	710
Brazilian income taxes on income of companies incorporated outside Brazil (**)	(1,124)	(201)
Tax incentives (***)	(680)	45
Tax loss carryforwards (unrecognized tax losses)	173	(293)
Non-taxable income (non-deductible expenses), net (****)	(458)	(447)
Others	2	249
Income taxes expense	16,894	(1,844)
Deferred income taxes	17,491	498
Current income taxes	(597)	(2,342)
Total	16,894	(1,844)
Effective tax rate of income taxes	25.4%	32.9%
(*) The effect in the period ended March 31, 2020, is due to the loss of PIBBV, mainly due to the amount of impairment determined.
(**) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(***) It includes tax incentives granted by dutch authorities.

13.       Short-term and other benefits

The balance of the main short-term benefits for employees, current and non-current, is presented as follows:

	Consolidated
	03.31.2020	12.31.2019
Accrued vacation pay	2,916	2,659
Profit sharing	88	65
Employees variable compensation program	1,795	2,640
Voluntary seveerance program (PDV)	628	565
Salaries and related charges	837	856
Total	6,264	6,785
Current	6,152	6,632
Non current	112	153

13.1.   Variable compensation

Performance Award Program

In the first quarter of 2020, the company paid, in advance, the amount of R$ 655 referring to the variable remuneration program obtained on the goals achieved for the year 2019, whose final payment is expected to occur until December 2020.

On April 28, 2020, the Board of Directors approved the program for the year that will be activated if the company presents a net income in the year 2020, associated with the fulfillment of the company's performance metrics and the individual performance of employees and results of the areas.

In the current scenario of uncertainties imposed by the COVID-19 pandemic, in the first quarter of 2020, there was no provision for variable remuneration for fiscal year 2020.

13.2.   Voluntary Severance Programs

As of March 31, 2020, changes in the provision for expenses relating to separation plans implemented by the Company are set out as follows:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	03.31.2020	12.31.2019
Opening Balance	565	141
Discontinued operations	-	(83)
Enrollments	204	798
Revision of provisions	(17)	(8)
Separations in the period	(124)	(283)
Closing Balance	628	565
Current	518	394
Non-current	110	171

On April 7, 2020, the company approved the creation of the Incentive Retirement Program (PAI), a new termination program with an application deadline between May 6, 2020 and July 31, 2020. For more information, see note 33.

14.       Employee benefits (Post-Employment)

14.1.   Pension and medical benefits

On December 27, 2019, the Previc authorized the split of PPSP-R and PPSP-NR plans, aiming to gather participants of “Pre-70 group” in “PPSP-R Pre-70” and “PPSP-NR Pre-70”.

Changes in the net defined benefits are set out as follows:

	Consolidated
	Pension Plans					Health	Other Plans	Total
	Petros Renegotiated	Petros Renegotiated Pre-70	Petros Non- Renegotiated	Petros Non- Renegotiated Pre-70	Petros 2	AMS
Balance at January 1, 2019	27,711		11,161		1,591	47,411	275	88,149
Discontinued operations	(1,574)	-	(694)	-	(68)	(2,569)	(3)	(4,908)
Remeasurement effects recognized in other comprehensive income	17,101	-	3,357	-	2,170	365	18	23,011
Current service cost	200	-	24	-	154	813	8	1,199
Interest income and expenses	2,013	-	810	-	140	4,037	18	7,018
Contributions paid	(1,350)	-	(428)	-	-	(1,745)	(28)	(3,551)
Payments related to Term of financial commitment	(2,862)	-	(1,076)	-	-	-	-	(3,938)
Others	-	-	-	-	-	-	(190)	(190)
Balance at December 31, 2019	41,239	-	13,154	-	3,987	48,312	98	106,790
Current	1,404	-	656	-	-	1,516	-	3,576
Non-current	39,835	-	12,498	-	3,987	46,796	98	103,214
Balance at December 31, 2019	41,239	-	13,154	-	3,987	48,312	98	106,790
Transfer due to split on January 01, 2020 (*)	(2,771)	2,771	(2,815)	2,815	-	-	-	-
Current service cost	12	-	2	-	72	294	2	382
Interest income and expenses	603	42	156	44	73	855	4	1,777
Contributions paid	(340)	(9)	(98)	(8)	-	(392)	(3)	(850)
Payments related to Term of financial commitment	-	(454)	-	(310)	-	-	-	(764)
Others	(4)	-	-	-	3	-	(2)	(3)
Balance at March 31, 2020	38,739	2,350	10,399	2,541	4,135	49,069	99	107,332
Current	1,363	161	513	200	-	1,517	-	3,754
Non-current	37,376	2,189	9,886	2,341	4,135	47,552	99	103,578
Balance at March 31, 2020	38,739	2,350	10,399	2,541	4,135	49,069	99	107,332
(*) Balances segregated on January 1, 2020, following the split approval on December 27, 2019.

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Petros Renegotiated	Petros Renegotiated Pre-70	Petros Non- Renegotiated	Petros Non- Renegotiated Pre-70	Petros 2	AMS	Other Plans	Total

Related to active employees	122	-	22	-	122	562	4	832
Related to retired employees	493	42	136	44	23	587	2	1,327
Net costs for Jan-Mar/2020	615	42	158	44	145	1,149	6	2,159
Net costs for Jan-Mar/2019 - Restated	554	-	208	-	74	1,212	9	2,057

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Petros 2 Plan has a defined contribution portion whose payments are recognized in the income statement. In the period from January to March 2020, the company's contribution to the defined contribution portion of the Petros 2 Plan was R$ 224 (R$ 227, for the period from January to March 2019, disregarding discontinued operations).

On March 18, 2020, the Deliberative Council of the Petros Foundation approved the financial statements for the 2019 financial year with accumulated deficits of R$ 2,309 and R$ 1,093 for the Petros Renegotiated (PPSP –R) and Non-Renegotiated (PPSP-NR) plans , respectively, in accordance with accounting practices adopted in Brazil applicable to entities regulated by the Conselho Nacional de Previdência Complementar (CNPC).

The deficits determined by Petros have been calculated annually by an independent actuary and are already recognized in Petrobras' financial statements for the year 2019, in accordance with the technical pronouncements issued by the Comitê de Pronunciamentos Contábeis (CPC), approved by the Comissão de Valores Mobiliários ( CVM).

The main differences in accounting practices adopted in Brazil (CNPC and CVM) between Pension Fund and Sponsor to calculate the actuarial commitment, are shown below:

		2019
	PPSP-R	PPSP-NR
Deficit registered by Petros	2,309	1,093
Financial assumptions	13,407	3,653
Ordinary and extraordinary sponsor contributions	13,319	3,269
Changes in fair value of plan assets (*)	8,938	4,810
Others (including Actuarial valuation method)	3,266	330
Net actuarial liability registered by the Company	41,239	13,154

(*) Balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

New deficit settlement plan (New PED)

On April 28, 2020, the new Deficit Equation Plan (New PED) of the Petros plans of the Petrobras System Renegotiated and Non-Renegotiated (PPSP-R and PPSP-NR) was approved by the Secretariat for Coordination and Governance of State-owned Companies (Sest) and, on May 5, 2020, by the National Superintendency of Supplementary Pension Plans (Previc).

The New PED, which covers 2015 and 2018 deficits and incorporates 2019 results, was valued at R$ 33.7 billion on December 31, 2019, with R$ 32.1 billion already recognized in PED 2015 and R$ 1.6 billion referring to solving the accumulated deficit of 2018 and 2019 and other changes. Of the total amount, the amount of R$ 15.62 billion will be the responsibility of Petrobras, being in strict compliance with the principle of contributory parity provided for in Constitutional Amendment No. 20/1998. The rest of the deficit will be borne by the other sponsors and  participants of the PPSP-R and PPSP-NR plans.

The implementation, with the start of the recalculated extraordinary contributions, will start in June 2020 and the collection period has become lifelong instead of 18 months, according to current legislation.

The recalculation of the actuarial liability with the changes proposed in the New PED is being carried out by the independent actuaries and will be recognized in Petrobras' financial statements in the second quarter of 2020. The effect of the change in regulations will be recognized in the result, while the recalculation of extraordinary contributions will be recognized in other comprehensive income in equity.

15.       Provisions for legal proceedings

15.1.   Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits; and (iii) fines for non-compliance with accessory tax obligation;

•

Civil claims relating to: (i) litigations involving the company Sete Brasil; (ii) claims involving contracts;  (iii) royalties and special participation charges, including royalties over the shale extraction; and (iv) penalties applied by ANP relating to measurement systems.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	Environmental claims for compensation relating to an environmental accident in the State of Paraná, in 2000.

Provisions for legal proceedings are set out as follows:

	Consolidated
Current and Non-current liabilities	03.31.2020	12.31.2019
Labor claims	3,678	3,608
Tax claims	2,489	1,865
Civil claims	4,832	6,138
Environmental claims	997	935
Total	11,996	12,546
Current liabilities	299	-
Non-current liabilities	11,697	12,546

	Consolidated
	03.31.2020	12.31.2019
Opening Balance	12,546	28,695
Additions, net of reversals	42	4,449
Use of provision	(934)	(21,050)
Accruals and charges	246	1,492
Transfer to assets held for sale	-	(1,136)
Others	96	96
Closing balance	11,996	12,546

In preparing its consolidated financial statements for the first quarter of  2020, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to March 2020, the decrease in liabilities arises mainly from changes in the following cases: (i) a reduction of    R$ 634 due to an agreement made in litigation involving the company Sete Brasil; (ii) reduction of R$ 331 referring to the agreement approved by the STF in claim for indemnity of loss of profit in a lawsuit filed by Sergás and the State of Sergipe; offset by (iii) R$ 359 in the provision for lawsuits involving a refinery engineering contract; (iv) an increase of R$ 165 due to the transfer to a probable loss in an ICMS collection action in domestic bunker oil consumption operations for chartered vessels; and (v) R$ 107 in fines for non-compliance with an accessory obligation involving the State of Rio de Janeiro.

15.2.   Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	03.31.2020	12.31.2019
Tax	25,328	23,885
Labor	4,338	4,258
Civil	4,804	4,361
Environmental	645	645
Others	49	49
Total	35,164	33,198

	Consolidated
	03.31.2020	12.31.2019
Opening Balance	33,198	26,003
Additions	1,853	7,942
Use	(137)	(739)
Accruals and charges	245	1,300
Transfer to assets held for sale	-	(1,305)
Others	5	(3)
Closing balance	35,164	33,198

In the first quarter of 2020, the Company made judicial deposits in the amount of R$ 1,853 , including: (i) R$ 840  related to the chartering of platforms due to the legal dispute related to the IRRF; and (ii) R$ 553 referring to IRPJ and CSLL for not adding the profits of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis.

15.3.   Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of March 31, 2020, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Nature	03.31.2020	12.31.2019
Tax	129,457	130,499
Labor	39,710	39,235
Civil – General	21,702	24,097
Civil – Environmental	6,511	6,352
Total	197,380	200,183

The main contingent liabilities are:

•

Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; and (iv) collection and crediting of ICMS by several states;

•

Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;

•

Civil matters comprising: (i) litigations regarding Sete Brasil; and (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; and (iii) a public civil action that discusses the alleged illegality of the gas supply made by the Company to its Nitrogen Fertilizer Production Unit.

•

Environmental matters comprising indemnities for material and collective moral damages to the environment, material damages to the affected communities and IBAMA's environmental fines related to the upstream.

In the period from January to March 2020, the main events in possible contingencies are related to the following reductions: i) R$ 2,411 in civil litigation involving contractual issues; and ii) R$ 2,447 transferred to remote loss, related to the actions for collection of differences in ICMS rates resulting from sales of QAV to airlines in the domestic market, considering the state and federal laws recognizing the remission / amnesty on such debts, partially offset by monetary restatement.

15.4.   Class action and related proceedings

During the period from January to March 2020, there were no events that changed the assessment and judgment of arbitration and other legal proceedings in Argentina, as well as collective action in the Netherlands. In the latter case, it is only necessary to mention the occurrence of January 29, 2020, described in item 19.4.2 of the financial statements for the year ended December 31, 2019.

For more information, see notes 19.4.4 and 19.5 of the financial statements for the year ended December 31, 2019.

16.       Provision for decommissioning costs

	Consolidated
	03.31.2020	12.31.2019
Opening balance	70,377	58,637
Adjustment to provision	-	23,228
Transfers related to liabilities held for sale (*)	(14)	(12,261)
Payments made	(540)	(1,986)
Interest accrued	729	2,749
Others	72	10
Saldo final	70,624	70,377

(*) In 2019, includes transfers related to the Campos basin (R$ 10,404); concessions in Rio Grande do Norte (R$ 149); Bahia concessions (R$ 60); Frade field (R$ 471) and Baúna field (R$ 1,177), according to note 24.

The review of the key assumptions in the company's planning, according to note 3.3, did not result in material changes in the provision for the dismantling of areas, given its formation and composition of its cost structure, basically in dollars.

17.       The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim financial statements for the period ended March 31, 2020, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the the three-month period ended March 31, 2020, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of R$ 96, accounted for as other income and expenses. Thus, the total cumulative amount recovered from the “Lava Jato” investigation through March 31, 2020 is R$ 4,151.

17.1.   U.S. Commodity Futures Trading Commission – CFTC

On May 30, 2019, Petrobras was contacted by the U.S. Commodity Futures Trading Commission - CFTC with requests for information on the trading activities that are the subject of investigation in Operation Lava Jato. Petrobras will continue to cooperate with the authorities, including the CFTC, with respect to any investigation.

17.2.   Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

18.       Property, plant and equipment

18.1.    By class of assets

	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1,2019	20,189	294,592	112,085	182,963	-	609,829	483,375
Adoption of IFRS 16	-	-	-	-	102,970	102,970	194,523
Additions	3	11,268	20,510	593	9,220	41,594	77,082
Additions to / review of estimates of decommissioning costs	-	-	-	22,633	-	22,633	22,699
Capitalized borrowing costs	-	-	5,254	-	-	5,254	5,175
Reimbursement under the Transfer of Rights Agreement	-	-	-	(34,238)		(34,238)	(34,238)
Write-offs	(15)	(374)	(1,168)	(1,674)	(86)	(3,317)	(3,314)
Transfers	1,818	22,950	(40,251)	19,242	470	4,229	8,668
Transfers to assets held for sale	(3,159)	(19,461)	(2,436)	(4,716)	(5,265)	(35,037)	(12,892)
Depreciation, amortization and depletion	(910)	(24,044)	-	(18,772)	(19,792)	(63,518)	(69,657)
Impairment recognition	(5)	(5,231)	(5,903)	(3,041)	(662)	(14,842)	(10,963)
Impairment reversal	-	971	325	1,801	-	3,097	2,358
Cumulative translation adjustment	17	3,002	64	54	158	3,295	-
Balance at December 31, 2019	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Cost and accumulated impairment	27,637	483,657	88,480	284,757	106,570	991,101	962,574
Accumulated depreciation, amortization and depletion	(9,699)	(199,984)	-	(119,912)	(19,557)	(349,152)	(299,758)
Balance at December 31, 2019	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Additions	-	5,359	7,373	1	2,013	14,746	29,402
Capitalized borrowing costs	-	-	1,237	-	-	1,237	1,220
Write-offs	-	(62)	(297)	(74)	(7)	(440)	(5,747)
Transfers	38	4,621	(7,692)	3,564	(2)	529	221
Transfers to assets held for sale	-	(582)	576	(2,599)	-	(2,605)	(2,603)
Depreciation, amortization and depletion	(206)	(6,382)	-	(5,482)	(4,900)	(16,970)	(19,130)
Impairment recognition (note 20)	(24)	(33,176)	(13,515)	(16,978)	(1,616)	(65,309)	(55,635)
Cumulative translation adjustment	192	13,725	1,233	304	1,223	16,677	-
Balance at March 31, 2020	17,938	267,176	77,395	143,581	83,724	589,814	610,544
Cost and accumulated impairment	27,905	480,118	77,395	269,487	108,042	962,947	927,983
Accumulated depreciation, amortization and depletion	(9,967)	(212,942)	-	(125,906)	(24,318)	(373,133)	(317,439)
Balance at March 31, 2020	17,938	267,176	77,395	143,581	83,724	589,814	610,544
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 25 for assets under construction by operating segment.

(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated with the exploration and production of oil and gas.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The rights-of-use at March 31, 2020 comprise the following underlying assets:

	Consolidated					Parent Company
	Platforms	Vessels	Properties	Others	Total	Total
Balance at December 31, 2019	49,162	33,594	2,785	1,472	87,013	172,111
Additions	141	1,574	15	284	2,014	2,031
Write-offs	-	-	-	(7)	(7)	(5,327)
Transfers	-	-	-	(3)	(3)	-
Depreciation, amortization and depletion	(2,075)	(2,503)	(86)	(236)	(4,900)	(7,747)
Impairment recognition	(875)	-	(731)	(10)	(1,616)	(1,525)
Cumulative translation adjustment	1,223	-	-	-	1,223	-
Balance at March 31, 2020	47,576	32,665	1,983	1,500	83,724	159,543
Cost and accumulated impairment	58,305	44,693	2,420	2,624	108,042	200,112
Accumulated depreciation, amortization and depletion	(10,729)	(12,028)	(437)	(1,124)	(24,318)	(40,569)
Balance at March 31, 2020	47,576	32,665	1,983	1,500	83,724	159,543

18.2.   Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2020, the capitalization rate was 6.36% p.a. (5.90% p.a. for the same period of 2019).

19.       Intangible assets

19.1.   By class of assets

	Consolidated				Parent Company
	Rights and Concessions	Softwares	Goodwill	Total	Total
Balance at January 1, 2019	9,024	1,060	786	10,870	9,268
Addition	5,505	423	-	5,928	5,823
Concession for exploration of oil and natural gas - Oil Surplus on the Transfer of Rights Agreement	63,141	-	-	63,141	63,141
Capitalized borrowing costs	-	19	-	19	19
Write-offs	(38)	(22)	-	(60)	(49)
Transfers	(324)	(190)	(539)	(1,053)	5
Amortization	(42)	(315)	-	(357)	(303)
Impairment recognition	(5)	-	-	(5)	-
Cumulative translation adjustment	-	1	5	6	-
Balance at December 31, 2019	77,261	976	252	78,489	77,904
Cost	77,753	5,923	252	83,928	82,440
Accumulated amortization	(492)	(4,947)	-	(5,439)	(4,536)
Balance at December 31, 2019	77,261	976	252	78,489	77,904
Addition	4	79	-	83	76
Concession for exploration of oil and natural gas - Oil Surplus on the Transfer of Rights Agreement	-	-	-	-	-
Capitalized borrowing costs	-	2	-	2	2
Write-offs	(25)	(3)	-	(28)	(26)
Transfers	1	-	-	1	-
Amortization	(9)	(75)	-	(84)	(75)
Impairment recognition	-	-	-	-	-
Cumulative translation adjustment	18	3	38	59	-
Balance at March 31, 2020	77,250	982	290	78,522	77,881
Cost	77,668	6,079	290	84,037	82,492
Accumulated amortization	(418)	(5,097)	-	(5,515)	(4,611)
Balance at March 31, 2020	77,250	982	290	78,522	77,881
Estimated useful life in years	(*)	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

All agreements whose signature bonuses were paid in the last quarter of 2019, were signed with the regulatory authorities in the first quarter of 2020.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.       Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable.

During the first quarter of 2020, there were two events with significant and adverse effects on the oil and oil products market: (i) the outbreak of the COVID-19 pandemic, with an abrupt reduction in the circulation of people, causing a double shock of supply and demand with retraction in world activity and (ii) failure in negotiations between members Organization of Petroleum Exporting Countries and other producers, led by Russia, to define production quotas, which contributed to the increase in the global oil supply and the reduction in price in early March.

These events led the company to adopt a series of measures aimed at preserving cash generation, in order to reinforce its financial strength and resilience of its businesses, as well as to review, and approve in the Board of Directors, some of its key premises of its Strategic Planning, such as Brent price, exchange rate, spreads of derivatives, among others.

Reserve volume estimates are prepared reflecting, in an integrated manner, the projects in the company's Strategic Planning portfolio, technical uncertainties and assumptions such as prices and costs. As of March 31, 2020, there was no change in the company's reserve volumes that impacted the quarterly financial statements.

In this scenario, the company assessed the economic recoverability of its assets and in the period from January to March 2020, impairment losses of R$ 65,301 were recognized, recorded in the income for the year, with emphasis on:

i) the effect of a new set of planning assumptions on the recoverable amount of several E&P fields (R$ 57,619), mainly in the CGUs Roncador, Marlim Sul; North Pole, Yellowfin East, Pole Berbigão-Sururu, Pole CVIT, and Mexilhão;

ii) hibernation of fields and platforms in shallow water (R$ 6,625), affecting the CGUs North Pole, Ceará-Mar Pole, Ubarana Pole and the Caioba, Guaricema and Camorim fields.

As of March 31, 2019, property, plant and equipment and intangible assets held for sale reversed net losses in their recoverable amounts in the amount of R$ 26, whereas in property, plant and intangible assets losses in the amount of R$ 82 were recognized, mainly due to losses in COMPERJ's CGU.

The following is the total impairment loss on assets, net of reversal, by nature of assets or CGUs, recognized in the income for the year:

	Consolidated
Asset or CGU by nature (*)	Carrying amount	Recoverable amount (**)	Impairment	Business segment	Comments
	03.31.2020
Property, plant and equipment and intangible assets
Producing properties relating to oil and gas activities in Brazil (several CGUs)	181,959	117,294	(64,244)	E&P - Brazil	item (a)
Others	1,086	21	(1,065)	Several
			(65,309)
Assets classified as held for sale
Producing property relating to oil and gas activities - Tucano Sul group	−	16	8	E&P - Brazil	item 20.2
Others				Several
Total			(65,301)

(*) The net book values and recoverable values presented refer only to assets or CGUs that have suffered losses due to impairment or reversals.

(**) The recoverable amount used to evaluate the test is the value in use, except for the assets of equipment and facilities linked to the activity of oil and gas production and drilling of wells and assets held for sale, for which the recoverable value used for testing is the fair value.

20.1.   Impairment of property, plant and equipment and intangible assets

20.1.1. Review of Cash Generating Units:

During the first quarter of 2020, management identified and assessed change in CGU North group (E&P Segment) excluding platforms PCH-1, PCH-2 and PNA-2, and fields of Anequim, Bagre, Cherne, Congro , Garoupa, Malhado, Namorado, Parati and Viola, who had their activities hibernated, with no expected resumption. Currently, this CGU is formed by Marlim, Albacora and Voador fields and remaining platforms.

20.1.2. Planning assumptions used in Impairment tests:

With a new set of planning assumptions in the company, approved by the Board of Directors, the estimates of the key assumptions used in the cash flow projections to determine the value in use of the CGUs on March 31, 2020 were:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/bbl)	25	30	35	40	45	50
Average Brazilian Real (excluding inflation ) - Real /U.S. dollar exchange rate (2019 prices)	5.09	5.04	4.69	4.46	4.28	3.78

At December 31, 2019, average Brent prices and Brazilian real/U.S. dollar average exchange rates used were:

	2020	2021	2022	2023	2024	Long term Average
Average Brent (US$/bbl)	65	65	65	65	65	65
Average Brazilian Real (excluding inflation ) - Real /U.S. dollar exchange rate (2018 prices)	3.85	3.79	3.75	3.72	3.70	3.60

Changes in these assumptions consider a slow recovery in demand and a moderate change in habits in developed economies, among other variables. The Company expect a lower level of demand in the long-term, taking into account:

•	structural change in the world economy, with permanent effects arising from this economic shock, including changes observed in consumer habits, which tend to be permanent;
•	increased world oil inventories, slowing down the rebalancing of supply and demand; and
•	oil consuming industries, given the new scenario, will not keep their previously projected demands in the long-term, reducing consumption levels.

20.1.3. Main results of the tests for impairment of assets:

Information on the main impairment losses and reversals of property, plant and equipment and intangible assets are described below:

a) Producing properties in Brazil

Our valuations of assets linked to oil and gas production fields in Brazil resulted in the recognition of net losses in the amount of R $ 64,244. The post-tax discount rate in constant currency applied to the exploration and production sector in Brazil was 7.3% p.a (6.7% p.a. on December 31, 2019). This amount is mainly due to:

•

Losses in the amount of R$ 57,619, mainly related to the CGUs and corporate assets that provide services in the fields below, reflecting the new set of key planning assumptions for the medium and long term vision, in particular, a drop in Brent price, devaluation of the Real against the Dollar and retractions in GDP and demand. The main losses were:

CGU	Basin	Area	Impairment
Roncador	Campos Basin	Post-Salt	(16,650)
Marlim Sul	Campos Basin	Post-Salt	(11,717)
Polo Norte	Campos Basin	Post-Salt	(9,952)
Albacora Leste	Campos Basin	Post-Salt	(3,033)
Polo Berbigão-Sururu	Santos Basin	Pre-Salt	(2,195)
Polo CVIT	Espírito Santo Basin	Post-Salt	(1,556)
Mexilhão	Santos Basin	Post-Salt	(1,009)
Polo Parque das Baleias	Campos Basin	Post-Salt	(913)
Polo Sapinhoá	Santos Basin	Pre-Salt	(704)
Papa-Terra	Campos Basin	Post-Salt	(687)
Araçás	Reconcavo Basin	Land and Shallow waters	(599)
Carmópolis	Sergipe Basin	Land and Shallow waters	(586)
Polo Uruguá	Santos Basin	Post-Salt	(506)
Others			(7,512)
Total			(57,619)

For these CGUs, the impairment assessment carried out on December 31, 2019 for Polo CVIT, Papa-Terra and Polo Uruguá resulted in the recognition of losses, while Roncador, Mexilhão and Araçás presented recoverable values close to the respective book values.

•

Losses in the amount of R$ 6,625, resulting from hibernation in the production of fields in shallow waters, mainly affecting the Ubarana oil and gas production fields (R$ 2,114); Namorado (R$ 1,140), Cherne (R$ 563), Malhado (R$ 507), Congro (R$ 461) and Viola (R$ 281).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

b) Others

Corporate asset

The company decided to hibernate an administrative building, in the state of Bahia, as a result of the vacancy of the facilities, resulting in the recognition of loss of the right to use asset in the amount of R$ 788.

SIX – shale plant

The Company recognized a R$ 208 impairment loss on this asset, due to the drop in the estimates for fuel oil prices, which are linked to the Brent prices, whose projections were revised by the Company this quarter. The post-tax discount rate in constant currency applied to the refining sector in Brazil is 6.2% p.a.

20.2.   Assets most sensitive to future impairment

Whenever the recoverable amount of an asset or CGU falls below the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The following table presents the assets and CGU most sensitives to future impairment losses, presenting recoverable amounts up to 10% higher than their current carrying amount. Changes in material assumptions for impairment testing may result in the recognition of additional impairment charges on such assets in future periods.

		Consolidated
	03.31.2020
Assets close to their recoverable values	Business segment	Carrying amount	Recoverable amount	Sensitivity
Producing properties relating to oil and gas activities in Brazil (2 CGUs)	E&P	89,466	91,622	(7,006)

20.3.   Assets classified as held for sale

In the first quarter of 2020, the Company recognized an R$ 8 impairment reversal, following the Board of Directors approval on the sale of Tucano Sul group of fields, arising from its fair value, net of disposal expenses.

In the first quarter of 2019, the company recognized reversals related to assets held for sale in the amount of R$ 108, mainly due to the sale of the Maromba field in the E&P segment, located in the Campos Basin.

20.4.   Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a post-tax discount rate derived from the WACC or the CAPM models, when applicable.

20.4.1.  Investment in publicly traded associate (Petrobras Distribuidora S.A. - BR)

In July 2019, with the additional sale of the Company’s interest in the subsidiary Petrobras Distribuidora (BR Distribuidora), carried out through a secondary public offering (follow-on), BR Distribuidora became an associate. Considering the fair value as the market value of its shares, at December 31, 2019, the Company estimated this investment was recoverable. However, at March 31, 2020, the fair value was below the equity-accounted investment, demanding the calculation of the value in use. The post-tax discount rate in constant currency applied was 6.6% p.a.

As the value in use of BR Distribuidora is higher than the investment accounted for the period, the Company estimate this investment is recoverable.

20.4.2.  Impairment losses on equity-method investments

In the first quarter of 2020, the company recognized, in the result of investment interests, net losses due to devaluation in the total of R$ 258 (reversal of R$ 8 in 2019). This loss was mainly due to the recognition of a loss due to devaluation on investment in a jointly controlled venture abroad, MP Gulf of Mexico, in the amount of R$ 287, due to the revision of the price assumptions resulting from the drop in market prices. International. The real post-tax discount rate, applied to the exploration and production sector in the USA, was 6.0% p.a.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.       Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2020	12.31.2019
Property plant and equipment
Opening Balance	17,175	16,010
Additions	563	2,024
Write-offs	-	(877)
Transfers	(6)	-
Cumulative translation adjustment	137	18
Closing Balance	17,869	17,175
Intangible Assets (**)	76,233	76,256
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	94,102	93,431
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

(**) The bonuses referring to the results of the 16th ANP bidding round and Surplus on Transfer, in the amount of R$ 63,141, are described in note 24.1 to the financial statements of December 31, 2019.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
	2020	2019
Exploration costs recognized in the statement of income	Jan-Mar	Jan-Mar
Geological and geophysical expenses	320	396
Exploration expenditures written off (includes dry wells and signature bonuses)	117	189
Contractual penalties	28	54
Other exploration expenses	3	15
	468	654

Cash used in:
Operating activities	323	411
Investment activities	662	355
Total cash used	985	766

22.       Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 11,323 of which R$ 8,266 were still in force as of March 31, 2020, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 6,605 and bank guarantees of R$ 1,661.

23.       Investiments

23.1.   Investments in associates and joint ventures

	Balance at 12.31.2019	Investments	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 03.31.2020
Subsidiaries	164,831	620	(54)	7,289	47,932	233	(211)	220,640
Joint operations	186	-	-	19	-	-	-	205
Joint ventures	337	3	(16)	(7)	-	3	-	320
Associates (*)	17,293	-	-	(635)	1,487	(2,828)	(82)	15,235
Total	182,647	623	(70)	6,666	49,419	(2,592)	(293)	236,400
Other investments	19	-	-	-	-	-	-	19
Total of Investiments	182,666	623	(70)	6,666	49,419	(2,592)	(293)	236,419
Results of companies classified as held for sale				41		0
				6,707		(2,592)
(*) Includes Petrobras Distribuidora and Braskem S / A, highlighting the result with hedge for future exports and sales of Braskem S/A.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.2.   Changes in investment (Consolidated)

	Balance at 12.31.2019	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 03.31.2020
Joint ventures	4,813	(15)	(720)	729	3	(144)	4,666
Associates (*)	17,333	86	(719)	1,498	(2,828)	(83)	15,287
Other investments	20	-	-	-	-	-	20
Total	22,166	71	(1,439)	2,227	(2,825)	(227)	19,973
(*) Include Petrobras Distribuidora and Braskem.

24.       Disposal of assets and other changes in organizational structure

At March 31, 2020, assets and related liabilities are classified as held for sale whenever the closing of the transactions are highly probable, according to our portfolio management, still subject to some conditions precedent as provided for in the agreements.

To date, buyers have not indicated any intention to breach or review the signed contractual terms and conditions.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
				03.31.2020	12.31.2019
	E&P	RT&M	Corporate and other businesses	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	4	25	-	29	18
Trade receivables	2	266	-	268	277
Inventories	-	49	-	49	52
Investments	-	15	-	15	1,429
Property, plant and equipment	9,863	1,150	-	11,013	8,248
Others	3	316	-	319	309
Total	9,872	1,821	-	11,693	10,333
Liabilities on assets classified as held for sale
Trade Payables	25	102	-	127	108
Finance debt	-	-	662	662	572
Provision for decommissioning costs	12,061	-	-	12,061	11,934
Others	-	471	-	471	470
Total	12,086	573	662	13,321	13,084

As of March 31, 2020, the assets and liabilities transferred after approval of sale include: (i) Liquigás Distribuidora S.A .; (ii) the fields belonging to the Pampo and Enchova hubs in the Campos Basin; (iii) the Baúna field (concession area BM-S-40); (iv) the Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu fields that make up the Macau Pole; (v) 30% of the Frade field; and (vi) assignment of the remaining rights in the concession area called Lapa (referring to the exercise of the put option for the remaining 10% of its interest).

The description of these operations that are classified as assets held for sale was presented in note 30 to the financial statements of December 31, 2019, except for the divestment of Petrobras Oil & Gas B.V., detailed below.

24.1.   Closed transaction at March 31, 2020

a)                Sale of Petrobras’s interest in Petrobras Oil & Gas B.V. (PO&GBV)

On October 31, 2018, Petrobras International Braspetro BV (“PIBBV”) signed a contract for the full sale of its 50% equity interest in Petrobras Oil & Gas BV (“PO & GBV”), with the company Petrovida Holding BV (PETROVIDA ). PO & GBV is a joint venture in the Netherlands, with assets located in Nigeria.

On December 31, 2019, the company recognized impairment of R$ 366 (in 2018, reversal of R$ 181 recognized as equity-accounted investments).

On January 14, 2020, the transaction was concluded and involved a total amount of US$ 1.530 billion, adjusted to US$ 1.454 billion, reflecting the incidence of interest on the acquisition price and the deduction of the portion that fell to Petrobras from the payment of fees for approval of the transaction by the Nigerian Government. Of the total of US$ 1.454 billion, Petrobras received US$ 1.030 billion in the form of

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

dividends paid by PO & GBV since the base date of the transaction (January 1, 2018). As of the closing date, it received US$ 276 million, with US$ 25 million remaining to be received until June 30, 2020 and US$ 123 million (face value) that will be received as soon as the Abgami field redetermination process is implemented. The gain from the operation was R$ 7, recognized in other operating income.

b) Merger of Petrobras Negócios Eletrônicos S.A. (E-Petro)

On March 4, 2020, the Petrobras Board of Directors approved the merger of E-Petro, with its consequent extinction, without increasing Petrobras' share capital.

24.2.   Cash flows from sales of interest with loss of control

The sales of equity interest that resulted in loss of control and the cash flows arising from these transactions are shown below:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
Jan-Mar/2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	1,144	-	1,144
Jan-Mar/2019
Petrobras Paraguay	1,474	303	1,171

 (*) Amount of US $ 276 received on the closing date of the transaction.

25.       Assets by operating segment

The segmented information reflects the evaluation structure of senior management in relation to performance and the allocation of resources to the business.

Consolidated assets by operating segment - 03.31.2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	29,719	41,790	6,438	98,831	(13,216)	163,562
Non-current assets	548,756	122,622	42,985	93,840	(120)	808,083
Long-term receivables	26,435	13,412	5,280	74,664	(17)	119,774
Investments	2,201	2,562	4,164	11,046	-	19,973
Property, plant and equipment	443,545	106,131	32,885	7,356	(103)	589,814
Operating assets	390,908	92,639	22,161	6,814	(103)	512,419
Under construction	52,637	13,492	10,724	542	-	77,395
Intangible assets	76,575	517	656	774	-	78,522
Total Assets	578,475	164,412	49,423	192,671	(13,336)	971,645

Consolidated assets by operating segment - 12.31.2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	23,114	49,467	7,789	51,186	(19,455)	112,101
Non-current assets	598,746	125,951	43,451	45911	(149)	813,910
Long-term receivables	26,022	13,296	5,517	26,471	-	71,306
Investments	2,387	4,472	4,299	11,008	-	22,166
Property, plant and equipment	493,746	107,659	32,975	7,718	(149)	641,949
Operating assets	428,589	95,245	22,593	7,191	(149)	553,469
Under construction	65,157	12,414	10,382	527	-	88,480
Intangible assets	76,591	524	660	714	-	78,489
Total Assets	621,860	175,418	51,240	97,097	(19,604)	926,011

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.       Finance debt

26.1.   Balance by type of finance debt

	Consolidated
	03.31.2020	12.31.2019
Banking Market	26,421	21,452
Capital Market	13,977	13,980
Development banks	7,572	7,766
Others	52	53
Total	48,022	43,251
Banking Market	118,914	66,727
Capital Market	159,289	130,899
Development banks	208	163
Export Credit Agency	19,147	13,033
Others	1,182	909
Total	298,740	211,731
Total finance debt	346,762	254,982
Current	30,800	18,013
Non current	315,962	236,969

As of March 31, 2020, total financing classified as current liabilities, includes the amount of R$ 3,591 of interest (R$ 3,572 as of December 31, 2019).

As of March 31, 2020, there were no defaults, breaches of covenants or adverse changes in clauses that resulted in changes in the payment terms of loans and financing contracts. There was no change in the guarantees required in relation to December 31, 2019.

26.2.   Changes in finance debt and reconciliation with cash flows from financing activities

	Balance at 12.31.2018	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2019
In Brazil	62,971	8,565	(21,665)	(2,925)	3,246	439	-	-	(7,380)	43,251
Abroad	263,190	20,894	(82,197)	(15,138)	15,261	2,129	7,474	118	-	211,731
Total	326,161	29,459	(103,862)	(18,063)	18,507	2,568	7,474	118	(7,380)	254,982

	Balance at 12.31.2019	Additions	Principal amortization (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 03.31.2020
In Brazil	43,251	6,056	(1,534)	(730)	562	417	-	-	-	48,022
Abroad	211,731	42,721	(16,791)	(3,842)	3,644	5,794	55,693	(210)	-	298,740
Total	254,982	48,777	(18,325)	(4,572)	4,206	6,211	55,693	(210)	-	346,762
Debt restructuring		-	(1,245)	-
Deposits linked to financing		-	-	(366)
Net cash used in financing activities		48,777	(19,570)	(4,938)
(*)It includes pre-payments.
(**)It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In the first quarter of 2020, loans and financing were mainly used to settle old debts and manage liabilities, aiming at improving the debt profile and better adapting to the maturity terms of long-term investments and the cash reserve. aimed at maintaining the company's liquidity.

In the period from January to March 2020, the company raised R$ 48,777, notably: (i) funding in the national and international banking market, in the amount of R$ 7,312, and (ii) draw down of R$ 38,628 in committed lines (Revolving Credit Facilities) with national and international banks.

The company settled several loans and financing, in the amount of R$ 24,508, notably: (i) the prepayment of R$ 9,581 of loans in the national and international banking market and ii) repurchase of bonds previously issued by the Company in the open market in the amount of R$ 6,663, with net premium paid to bond holders amounting to R$ 1,245;

Additionally, the company carried out debt swap operations that did not involve financial settlements in the international banking market, in the total amount of R$ 9,940.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.3.   Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2020	2021	2021	2022	2023	2025 onwards	Total (**)	Fair value

Financing in U.S.Dollars (US$)(*):	16,146	20,424	14,168	43,800	42,855	144,335	281,728	288,800
Floating rate debt	13,165	9,386	10,932	36,674	35,187	32,904	138,248
Fixed rate debt	2,981	11,038	3,236	7,126	7,668	111,431	143,480
Average interest rate	4.5%	4.4%	4.5%	4.4%	4.7%	6.5%	5.7%
Financing in Brazilian Reais (R$):	2,213	3,151	6,076	9,118	8,053	14,601	43,212	46,136
Floating rate debt	1,204	1,962	4,830	8,277	6,225	6,102	28,600
Fixed rate debt	1,009	1,189	1,246	841	1,828	8,499	14,612
Average interest rate	3.7%	3.8%	4.4%	5.7%	4.9%	4.5%	4.4%
Financing in Euro (€):	139	1,099	1,980	2,062	69	7,155	12,504	14,246
Fixed rate debt	139	1,099	1,980	2,062	69	7,155	12,504
Average interest rate	4.7%	4.7%	4.8%	4.6%	4.6%	4.6%	4.7%
Financing in Pound Sterling (£):	138	40	-	-	-	9,135	9,313	8,638
Fixed rate debt	138	40	-	-	-	9,135	9,313
Average interest rate	6.3%	6.2%	-	-	-	6.3%	6.3%
Financing in other currencies:	5	-	-	-	-	-	5	5
Fixed rate debt	5	-	-	-	-	-	5
Average interest rate	9.2%	-	-	-	-	-	9.2%
Total on March 31, 2020	18,641	24,714	22,224	54,980	50,977	175,226	346,762	357,825
Average interest rate	4.4%	4.4%	4.6%	4.6%	4.8%	6.4%	5.6%
Total on December 31, 2019	18,013	16,002	18,904	32,392	34,410	135,261	254,982	305,044
Average interest rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of March 31, 2020 is 9.74 years (10.80 years as of December 31, 2019).

As of March 31, 2020, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 156,355 (R$ 152,397, on December 31, 2019); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 201,470 (R$ 152,647, on December 31, 2019).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2020	2021	2022	2023	2024	2025 onwards	03.31.2020	12.31.2019
Principal	14,956	24,874	22,799	54,709	52,632	184,777	354,747	263,147
Interest	11,354	15,645	14,726	13,417	11,268	139,854	206,264	176,783
Total (*)	26,310	40,519	37,525	68,126	63,900	324,631	561,011	439,930
(*)The nominal flow of leases is found in note 27. .

26.4.   Lines of credit

				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	4,350	-
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	3,250	-
PGT BV	BNP Paribas	12/22/2016	1/9/2021	350	310	40
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	40	160
Total				8,900	8,664	236
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	-	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	2,000	-
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	2,000	-	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	-	329
Total				6,329	2,000	4,329

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On March 20, 2020, Petrobras requested the disbursement of committed credit lines (Revolving Credit Lines), in the amount of US$ 7.6 billion and R$ 2.0 billion. The disbursement is consistent with the strategy of strengthening its liquidity, in order to protect itself within the current crisis context, due to the pandemic of COVID-19 (coronavirus) and the shock of oil prices.

27.       Lease liabilities

The leases mainly include oil and natural gas production units, drilling rigs and other exploration and production equipment, ships, support vessels, helicopters, land and buildings. The movement of lease contracts recognized as liabilities is shown below:

	Consolidated
	Balance at 12.31.2019	Remeasurement / new contracts	Payment of principal and interest	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 03.31.2020
Brazil	22,183	653	(1,786)	321	3,646	-	(31)	24,986
Abroad	73,996	881	(4,950)	1,194	11,679	9,368	-	92,168
Total	96,179	1,534	(6,736)	1,515	15,325	9,368	(31)	117,154
Payments relating to liabilities held for sale			(86)
Cash Flow			(6,822)

As of March 31, 2020, the value of the lease liability of Petrobras Controladora is R$ 222,714 (R$ 188,204 on December 31, 2019), including leases and sub-leases with investees, mainly platforms with PNBV and vessels with Transpetro.

As of March 31, 2020, the nominal flow (not discounted) without considering future inflation projected in the lease contract flows, by maturity, is shown below:

	Consolidated
Maturity	2020	2021	2022	2023	2024	2025 onwards	Total
Balance at March 31, 2020	21,965	26,033	18,319	13,569	11,119	66,611	157,616
Balance at December 31, 2019	23,785	20,086	14,155	10,628	8,723	52,631	130,008

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the first quarter of  2020 amounted to R$ 933, representing 14% in relation to fixed payments (R$ 886  and 27% in the same period of 2019).

Extension options were considered when measuring lease obligations.

The sensitivity analysis of financial instruments subject to exchange rate variation is presented in note 30.2.

In the first quarter of 2020, the company recognized lease expenses in the amount of R$ 262 (R$ 1,025 in the first quarter of 2019), referring to contracts with a term of less than one year.

As of March 31, 2020, the balances of lease agreements that had not yet been initiated due to the related assets being under construction or not being made available for use, represent the amount of R$ 267,311 (R$ 200,788 on December 31, 2019).

28.       Equity

28.1.   Share capital (net of share issuance costs)

As of March 31, 2020, subscribed and fully paid share capital, net of issuance costs, was R$ 205,432, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

There are treasury shares, constituted since 2018, with 222,760 common shares and 72,909 preferred shares.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.2.   Distributions to shareholders

As a result of the COVID-19 pandemic and restrictions recommended by the World Health Organization and imposed by authorities regarding agglomerations and meetings, the Company’s Board of Directions approved the cancellation of the General Shareholders Meeting previously schedulled for April 27, 2020. Thus, the payment of remaining dividends based on the 2019 annual results is postponed with no defined schedule.

On March 31, 2020, the consolidated remaining balance, bearing interest at Selic rate (Brazilian short-term interest rate) is R$ 1,777.

This postponement is one of the measures adopted by the Company to preserve its cash, due to the pandemic of COVID-19 and the shock of oil prices.

28.3.   Earnings per share

	Consolidated and Parent Company
	2020	2019 - Reclassified
	Jan-Mar	Jan-Mar
Basic and diluted numerator
Net income from continuing operations
Common	(27,684)	2,106
Preferred	(20,839)	1,585
	(48,523)	3,691
Net income from discontinued operations
Common	-	194
Preferred	-	146
	-	340
Net income attributable to shareholders of Petrobras
Common	(27,684)	2,300
Preferred	(20,839)	1,731
	(48,523)	4,031
Basic and diluted denominator - Weighted average number of common and preferred shares outstanding
Common	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261

Basic and diluted income per share (R$ per share) from continuing operations
Common	(3.72)	0.28
Preferred	(3.72)	0.28

Basic and diluted income per share (R$ per share) from discontinued operations
Common	-	0.03
Preferred	-	0.03

Basic and diluted income per share (R$ per share)
Common	(3.72)	0.31
Preferred	(3.72)	0.31

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential share in issue.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.       Fair value of financial assets and liabilities

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,295	-	-	3,295
Commodity derivatives	820	-	-	820
Balance at March 31, 2020	4,115	-	-	4,115
Balance at December 31, 2019	3,556	235	-	3,791

Liabilities
Foreign currency derivatives		(3,762)	-	(3,762)
Interest rate derivatives	-	(209)	-	(209)
Balance at March 31, 2020	-	(3,971)	-	(3,971)
Balance at December 31, 2019	(112)	(445)	-	(557)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 26.

Certain receivables are classified as fair value through profit or loss, according to note 10.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

30.       Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of March 31, 2020, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	03.31.2020	12.31.2019	03.31.2020	12.31.2019
Derivatives not designated for hedge accounting
Future contracts - total (*)	(6,451)	(10,383)	820	(112)
Long position/Crude oil and oil products	14,575	9,865	-	-	2020
Short position/Crude oil and oil products	(21,026)	(20,248)	-	-	2020
Forward contracts
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 2,245	EUR 2,245	(624)	(183)	2020
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 388	GBP 388	(135)	40	2020
Short position/Foreign currency forwards (GPB/USD) (**)	GBP 140	GBP 224	(53)	(58)	2020
Swap
Foreign currency / Cross-currency Swap (**)	GBP 615	GBP 700	(482)	126	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(1,402)	(203)	2034
Swap – IPCA	3,008	3,008	(209)	24	2029/2034
Foreign currency / Cross-currency Swap (**)	US$ 729	US$ 729	(1,066)	45	2024/2029
Total recognized in the Statement of Financial Position			(3,151)	(322)
(*)Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

	Gains/ (losses) recognized in the statement of income		Gains/(losses) recognized in Shareholders’ Equity (*)
	2020	2019 - Reclassified	2020	2019
	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Mar
Commodity derivatives	1,037	(848)	-	-
Currency derivatives	(3,033)	(121)	-	-
Interest rate derivatives	(247)	-	-	-
	(2,243)	(969)	-	-
Cash flow hedge on exports (**)	(6,449)	(2,847)	(93,596)	439
Total	(8,692)	(3,816)	(93,596)	439
(*) Amounts recognized as other comprehensive income in the period,
(**)Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

	Guarantees given as collateral
	03.31.2020	12.31.2019
Commodity derivatives	39	244
Currency derivatives	3,050	637
	3,089	881

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In order to reduce exposure to foreign exchange risk arising from financial instruments denominated in currencies other than the U.S. dollar, derivative transactions were carried out in the period. The depreciation of these currencies, especially the euro and the pound sterling, associated with the expressive depreciation of the real, explains the increased amounts of collateral associated with currency derivatives. As of March 31, 2020, the position of these guarantees was accounted for as other current assets (R$ 869) and other non-current assets (R$ 2,181).

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of March 31, 2020 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	-	(349)	(699)
		-	(349)	(699)

⁽*⁾ The probable scenarios were calculated considering the following variations for risks: Oil and Derivatives Prices: fair value as of March 31, 2020 / Real x Dollar - 2.9% appreciation of the real. Source: Focus. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

30.1.   Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

Crude oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a hedge strategy for exported oil already shipped but not priced mainly due to the high volatility of the current context, both due to the effects of the oil price drop and the effects of the COVID-19 pandemic on the global oil consumption.

As a result of this strategy, from April 2020, transactions using forward and futures contracts were carried out. Forward transactions do not require initial disbursement, whereas future transactions require margin deposits, depending on the volume contracted. In the first quarter of  2020, there is no gain or loss related to crude oil derivatives.

Protection Strategy adopted in 2019

In the first quarter of 2019, there was a loss of R$ 356 due to the mark-to-market of oil put options and the appreciation of the commodity in the international market, which ended in September 2019, in addition to diesel and gasoline operations (NDF - Non Deliverable Forward), with a loss of R$ 69 and a gain of R$ 12, respectively, recorded in other operating expenses.

For more information on these operations, see note 36.1 of December 31, 2019.

Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk. Changes in operations contracted for other commodities derivatives resulted in a R$ 1,037 gain in the three-month period ended March 31, 2020 (a R$ 435 loss in the same period of 2019).

30.2.   Foreign exchange risk management

a)            Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of March 31, 2020, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.1987 exchange rate are set out below:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

				Present value of hedging instrument notional value at March 31, 2020
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From abr/2020 to mar/2030	53,539	278,332

.

Changes in the present value of hedging instrument notional value	US$ milhões	R$
Amounts designated as of December 31, 2019	87,651	353,295
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	(20,540)	(116,067)
Exports affecting the statement of income	(4,891)	(20,848)
Principal repayments / amortization	(8,681)	(38,092)
Foreign exchange variation	-	100,044
Valor em 31 de março de 2020	53,539	278,332
Nominal value of hedging instrument (finance debt and lease liability) on March 31, 2020	58,913	306,272

.

In the first quarter of 2020, the expected export values and consequently the highly probable export values were impacted by the effects of the oil price war and the coronavirus pandemic (COVID-19).

Thus, the value of exports designated for hedge relationships are no longer considered highly probable, but are still expected to occur, and as a consequence the hedge relationships were revoked at March 31, 2020, in the amount of US$ 35,774 (R$ 185,982). The foreign exchange variation accounted for these operations within other comprehensive income up to the end of the quarter remains in shareholders' equity, and will be reclassified to the statement of income when exports occur. These revocations were responsible for the relevant increase in Dollar/Real exposure, which at the end of this quarter was negative by R$ 213,139, according to the table “Sensitivity analysis for foreign exchange risk on financial instruments”.

In addition, exports designated for hedge relationships from April to December 2020 are no longer expected to occur, and were recycled from shareholder’s equity to the statement of income in the first quarter of 2020, in the amount of R$ 2,348.

In the first quarter of  2020, the Company also recognized a R$ 5 loss within foreign exchange gains (losses) due to ineffectiveness (a R$ 19 loss in the first quarter of 2019).

As of March 31, 2020, the ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100% (91.2% on December 31, 2019).

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of March 31, 2020 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1,2019	(50,414)	17,141	(33,273)
Recognized in shareholders' equity	(13,469)	4,580	(8,889)
Reclassified to the statement of income - occurred exports	12,397	(4,215)	8,182
Balance at December 31, 2019	(51,486)	17,506	(33,980)
Recognized in shareholders' equity	(100,044)	34,015	(66,029)
Reclassified to the statement of income - occurred exports	4,101	(1,394)	2,707
Reclassified to the statement of income - exports no longer expected to occur	2,348	(798)	1,550
Balance at March 31, 2020	(145,081)	49,329	(95,752)

Changes in expectations regarding the realization of export prices and volumes in future revisions of the business plans may determine the need for additional reclassifications of the exchange variation accumulated in shareholders' equity to results. A sensitivity analysis with an average Brent oil price of US$ 10/barrel lower than that considered in the revised projections of the corporate scenarios in the year 2020 and within the horizon of the 2020-2024 Strategic Plan would indicate the need to reclassify the deferred exchange variation and stored in shareholders' equity for exports from April 2020 to December 2022, in the amount of R$ 11.4 billion.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of March 31, 2020 is set out below:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2020	2021	2022	2023	2024	2025	2026	2027 to 2030	Total
Expected realization	(16,544)	(24,233)	(24,917)	(20,933)	(15,861)	(10,793)	(9,422)	(22,378)	(145,081)

b) Open contracts

Cross currency swap – Pounds Sterling x Dollar

In the first quarter of 2020, the variation in contracted operations presented a loss of R$ 1,494, recorded in financial results (gain of R$ 173 in the first quarter of 2019). The company has no intention of settling such contracts before the maturity.

Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

The variation in contracted operations showed a loss of R$ 431 in the first quarter of 2020 (loss of R$ 306 in the first quarter of 2019), recorded in financial results. The company has no intention of settling such contracts before the maturity

Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

The mark-to-market of contracted swap operations IPCA x CDI showed a loss of R$ 247 in the first quarter of 2020, while the mark-to-market of contracted swap operations CDI x USD showed an accumulated loss of R$ 1,100 in the same period, both recorded in financial results. The company has no intention of settling such contracts before the maturity.

Changes in future interest rate curves (CDI) may have an impact on the company's results, due to the market value of these swap contracts. A sensitivity analysis on future interest rate curves (CDI) with a constant increase (parallel shock) of 100 basis points, keeping all other variables constant, would result in a positive impact on the result of approximately R$ 13, while a constant reduction (parallel shock) of 100 basis points, keeping all other variables constant, would result in a negative impact of approximately R$ 6.

For more information on such contracts, see note 36.2 of December 31, 2019.

c)Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 03.31.2020	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	23,022	Dollar / Real	(659)	5,756	11,511
Liabilities	(511,485)		14,630	(127,871)	(255,743)
Exchange rate - Cross currency swap	(3,008)		86	(752)	(1,504)
Cash flow hedge on exports	278,332		(7,961)	69,583	139,166
	(213,139)		6,096	(53,284)	(106,570)
Assets	22	Euro / Real	(1)	6	11
Liabilities	(90)		3	(23)	(45)
	(68)		2	(18)	(34)
Assets	12,346	Euro / Dollar	(125)	3,087	6,173
Liabilities	(25,175)		255	(6,294)	(12,588)
Non Deliverable Forward (NDF)	12,857		(130)	3,214	6,429
	28		-	7	14
Assets	15	Pound Sterling / Real	(1)	4	8
Liabilities	(107)		5	(27)	(54)
	(92)		4	(23)	(46)
Assets	9,362	Pound Sterling / Dollar	(184)	2,341	4,681
Liabilities	(18,734)		368	(4,684)	(9,367)
Exchange rate - Cross currency swap	7,867		(155)	1,967	3,934
Non Deliverable Forward (NDF)	1,607		(32)	402	804
	102		(3)	26	52
Total	(213,169)		6,099	(53,292)	(106,584)

(*) On March 31, 2020, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 2.9% appreciation of the Real;  Euro x U.S. Dollar: a 1.0% depreciation of the Euro; Pound Sterling x U.S. Dollar: a 2.02% depreciation of the Pound Sterling; Real x Euro: a 3.9% appreciation of the Real; and Real x Pound Sterling - a 4.8% appreciation of the Real . Source: Focus and Bloomberg.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

An analysis of the impact of the interest rate shock to which the Company's debts are indexed indicates that, for a 1% interest rate shock (or 100 basis points), the increase in interest expenses would be R$ 1,200. Due to the recent fluctuations, the impact of a 2% shock (or 200 basis points) was also tested, for which the increase would be R$ 2,401.

30.4.   Liquidity risk

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

Measures to protect the Company's liquidity

As a result of the abrupt reduction on the demand and prices of oil and fuel, caused by the impact of the escalation of the COVID-19 pandemic all over the world, in the same time of an increase in oil supply, the Company adopted a set of measures to reduce cash outflows in a scenario of uncertainty, in order to ensure its financial strength and the resilience of its businesses.

The measures adopted by the Company to protect liquidity are described in note 3.

31.       Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

31.1.   Transactions with entities of Petrobras group (Parent)

	03.31.2020			12.31.2019
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	13,373	-	13,373	17,774	-	17,774
Dividends receivable	546	-	546	397	-	397
Intercompany loans	-	7	7	-	10	10
Advance for capital increase	-	54	54	-	-	-
Amounts related to construction of natural gas pipeline	-	906	906	-	750	750
Leases	163	-	163	163	-	163
Other operations	815	476	1,291	871	421	1,292
Advances to suppliers	109	363	472	108	572	680
Total	15,006	1,806	16,812	19,313	1,753	21,066
Liabilities
Lease liabilities (*)	(23,669)	(124,647)	(148,316)	(21,188)	(104,585)	(125,773)
Intercompany loans	(21,243)	-	(21,243)	(28,555)	-	(28,555)
Prepayment of exports	(49,704)	(252,093)	(301,797)	(56,066)	(159,769)	(215,835)
Accounts payable to suppliers	(40,238)	-	(40,238)	(22,936)	-	(22,936)
Purchases of crude oil, oil products and others	(38,313)	-	(38,313)	(19,125)	-	(19,125)
Affreightment of platforms	(1,029)	-	(1,029)	(2,022)	-	(2,022)
Advances from clientes	(896)	-	(896)	(1,789)	-	(1,789)
Other operations	(169)	(383)	(552)	(263)	(470)	(733)
Total	(135,023)	(377,123)	(512,146)	(129,008)	(264,824)	(393,832)

 (*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16.

	2020	2019
	Jan-Mar	Jan-Mar
Profit or Loss
Revenues, mainly sales revenues	41,133	38,013
Foreign exchange and inflation indexation charges (**)	(34,712)	(2,784)
Financial income (expenses), net (**)	(7,036)	(5,499)
Total	(615)	29,730

(**) Includes the amount of R$ 34,412 of passive exchange variation and R$ 2,153 of financial expense related to leasing and sub-lease operations required by IFRS 16.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.2.   Annual rates for intercompany loans

		Parent Company
	Asset		Liability
	03.31.2020	12.31.2019	03.31.2020	12.31.2019
From 3.01 to 4%	-	-	(6,256)	(17,075)
From 4.01 to 5%	-	-	(14,987)	(11,480)
More than 9.01%	7	10	-	-
Total	7	10	(21,243)	(28,555)

31.3.   Non standardized receivables investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assigned and non-performed credit rights assignments are recorded as financing in current liabilities.

	Parent Company
	03.31.2020	12.31.2019
Accounts receivable, net	47,807	52,550
Credit rights assignments	(47,214)	(61,142)

	2020	2019
	Jan-Mar	Jan-Mar
Financial Income FIDC-NP	699	235
Financial Expenses FIDC-NP	(764)	(383)
Net finance income (expense)	(65)	(148)

31.4.   Guarantees

Petrobras has the procedure of granting guarantees to subsidiaries and controlled companies for some financial operations carried out in Brazil and abroad, with no significant variations in guarantees compared to December 31, 2019.

The guarantees offered by Petrobras, mainly personal, are made based on contractual clauses that support the financial transactions between the subsidiaries / controlled companies and third parties, ensuring assumption of compliance with the third party's obligation, in case the original debtor does not do so.

The financial transactions carried out by the subsidiaries and guaranteed by Petrobras are presented in note 37.6 to Petrobras' financial statements as of December 31, 2019.

31.5.   Investment fund of subsidiaries abroad

As of March 31, 2020, a subsidiary of PIB BV maintained resources invested directly or through an investment fund abroad that held, among others, debt securities of PGF and a consolidated structured entity related to the CDMPI project, equivalent to R$ 5,187 (R$ 3,967, as of December 31, 2019).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.6.   Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	03.31.2020		12.31.2019
	Asset	Liabilty	Asset	Liabilty
Joint ventures and associates
Petrobras Distribuidora (BR)	579	198	904	191
Natural Gas Transportation Companies	505	2,694	605	2,889
State-controlled gas distributors (joint ventures)	1,286	398	1,361	421
Petrochemical companies (associates)	71	124	188	116
Other associates and joint ventures	164	289	143	818
Subtotal	2,605	3,703	3,201	4,435
Brazilian government – Parent and its controlled entities
Government bonds	6,153	-	6,367	-
Banks controlled by the Brazilian Government	37,125	19,093	34,600	19,765
Receivables from the Electricity sector	1,275	29	1,347	-
Petroleum and alcohol account - receivables from the Brazilian Government (note 31.7)	1,232	-	1,226	-
Brazilian Federal Government – dividends	8	511	-	1,679
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	-	1	-	80
Others	108	158	185	176
Subtotal	45,901	19,792	43,725	21,700
Pension plans	245	223	240	443
Total	48,751	23,718	47,166	26,578
Current assets	11,228	6,047	11,485	7,676
Non-current assets	37,523	17,671	35,681	18,902

The income/expenses of significant transactions are set out in the following table:

	Consolidated
	Jan-Mar	Jan-Mar
	2020	2019 - Reclassified
Joint ventures and associates
Petrobras Distribuidora (BR)	14,205	-
Natural Gas Transportation Companies	(2,328)	(1,132)
State-controlled gas distributors (joint ventures)	2,501	2,701
Petrochemical companies (associates)	4,374	2,762
Other associates and joint ventures	417	575
Subtotal	19,169	4,906
Brazilian government – Parent and its controlled entities
Government bonds	56	109
Banks controlled by the Brazilian Government	(410)	(196)
Receivables from the Electricity sector	60	245
Petroleum and alcohol account - receivables from the Brazilian Government	6	9
Brazilian Federal Government – dividends	(11)	(19)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(177)	(107)
Others	1	44
Subtotal	(475)	85
Total	18,694	4,991

Revenues, mainly sales revenues	22,216	6,011
Purchases and services	(3,191)	(1,139)
Foreign exchange and inflation indexation charges, net	(265)	(423)
Finance income (expenses), net	(66)	542
Total	18,694	4,991

31.7.   Petroleum and alcohol account - receivables from the Brazilian Government

On March 11, 2020, the Federal Union filed a Challenge to the Compliance with the Judgment and was determined by Petrobras to express its opinion on this challenge.

The update regarding the IPCA-E claimed by the company remains classified as a contingent asset and totals R$ 1,195 as of March 31, 2020.

 As of March 31, 2020, the amount to be reimbursed by the Federal Government, plus interest and adjusted by the TR is R$ 1,232 (R$ 1,226 on December 31, 2019), and is classified in accounts receivable not current.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.8.   Compensation of key management personnel

The compensations of Executive Officers and Board Members of Petrobras parent company are governed by the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), Ministry of Economy and Ministry of Mines and Energy of Brazil, and are set out as follows:

	Jan-Mar/2020			Jan-Mar/2019
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	3.5	0.1	3.6	2.8	0.2	3.0
Social security and other employee-related taxes	0.9	-	0.9	0.8	-	0.8
Post-employment benefits (pension plan)	0.3	-	0.3	0.2	-	0.2
Benefits due to termination of tenure	0.0	-	0.0	1.3	-	1.3
Total compensation recognized in the statement of income	4.7	0.1	4.8	5.1	0.2	5.3
Total compensation paid	4.7	0.1	4.8	6.7	0.2	6.9
Average number of members in the period (*)	9.00	9.33	18.33	6.33	10.00	16.33
Average number of paid members in the period (**)	9.00	4.00	13.00	6.33	6.67	13.00

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the first quarter of 2020, the consolidated expense with the total compensation of the company's officers and directors totaled R$ 16.14 (R$ 21.6 in the first quarter of 2019, excluding discontinued operations).

On April 25, 2019, the Annual Shareholders' Meeting set the remuneration of the administrators (Executive Board and Board of Directors) at up to R$ 32.2 as the global compensation limit to be paid in the period between April 2019 and March 2020 .

On September 30, 2019, the Extraordinary Shareholders' Meeting approved a change in the overall compensation of the administrators, given the creation of the Executive Board of Digital Transformation and Innovation, setting the global compensation limit to be paid in up to R$ 34.2 in the period comprised between April 2019 and March 2020.

The remuneration of the members of the Advisory Committees to the Board of Directors must be considered in addition to the global remuneration limit set for the managers, that is, the perceived values are not classified as management remuneration.

The members of the Board of Directors who participate in the Statutory Audit Committee waive the remuneration of the Board Member, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016 and they were entitled to a total remuneration of R$ 549 thousand in the period from January to March 2020 (R$ 659 thousand, considering social charges). On March 31, 2019, the total remuneration was R$ 255 thousand (R$ 306 thousand, considering social charges).

On April 7, 2020, the Board of Directors approved the cancellation of the Annual General Meeting (AGM) previously called for April 27, 2020. The new date of the AGM will be defined in due course.

32.       Supplemental information on statement of cash flows

	Consolidated
	2020	2019
	Jan-Mar	Jan-Mar
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	1,965	1,390
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	-	161
Lease	1,964	3,503
Provision/(reversals) for decommissioning costs	-	(70)
Use of deferred tax and judicial deposit for the payment of contingency	-	10

33.       Subsequent events

Voluntary Separation Plan

On April 7, 2020, the Board of Directors, in addition to approving adjustments to the current termination programs that will generate an additional provision of R$ 1.29 billion in the second quarter of 2020, referring to the public already disconnected and enrolled, approved the creation of the Incentive Retirement Program (PAI), a new termination program with an enrollment period between May 6, 2020 and July 31, 2020, aimed at retired employees who, after the promulgation of the Pension Reform, were unable to participate in the PDV 2019 , effective until June 2020.

The recognition of provision for expenses with this plan will occur to the extent that the employees join the program.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Expenses and Volumes Equalization Agreements

On April 30, 2020, Petrobras and partner companies in the shared deposits of Lula, Sépia and Atapu signed the Expenses and Volumes Equalization Agreements (AEGV), referring to the expenses incurred and the revenue obtained from the volumes produced by each party from the beginning of the concession contracts to the date of the effectiveness of the Production Individualization Agreements (AIP) of these shared deposits.

As a result of the equalization referring to the increase in participation in the three deposits and also in the respective affiliates, Petrobras will pay the other companies the consolidated net amount estimated at US$ 472 million, still subject to an exchange rate and financial update, in addition to price adjustments until the date of its settlement, which will occur in the 2nd quarter of 2020.

Perspectives of operational performance

The impacts of the COVID-19 pandemic, the sharp drop in economic activity and the price shock reflected in the company's results in April 2020. Due to lower economic activity and social isolation measures, we had a reduction in the volume of sales of derivatives in the domestic market, mainly QAV, gasoline and diesel, in approximately 90%, 50% and 30% compared to April 2019, impacting the use of the refining park. In addition, we had lower sales realization prices, due to the sharp drop in international prices. These factors were partially offset by the higher volume of oil exports. Oil production remained in line, without significant impacts. The financial effect of this reduction in the month of April 2020 could not yet be determined as the company's accounting and tax closing process is still ongoing.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

34. Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2019 and the interim statements as of March 31, 2020

	Number of notes
Notes to the Financial Statements	Annual for 2019	Quarterly information for 1Q-20
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	7	4
Sales revenues	8	5
Costs and Expenses by nature	9	6
Other income and expenses	10	7
Net finance income (expense)	11	8
Segment information – Statement of Income	12	9
Trade and other receivables	13	10
Inventories	14	11
Taxes	16	12
Short-term benefits	17	13
Employee benefits (Post-Employment)	18	14
Provisions for legal proceedings	19	15
Provision for decommissioning costs	20	16
The “Lava Jato (Car Wash) investigation” and its effects on the Company	21	17
Property, plant and equipment	23	18
Intangible assets	24	19
Impairment	25	20
Exploration and evaluation of oil and gas reserves	26	21
Collateral for crude oil exploration concession agreements	27	22
Investments	29	23
Disposal of Assets and other changes in organizational structure	30	24
Segment information – Asset	31	25
Finance debt	32	26
Leases	33	27
Equity	34	28
Fair value of financial assets and liabilities	35	29
Risk management	36	30
Related-party transactions	37	31
Supplemental information on statement of cash flows	38	32

The notes to the annual report 2019 that were suppressed in the 1Q-2020 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Trade payables	15
Commitment to purchase natural gas	22
Legal proceedings – tax recoverables	31.5
Insurance	36.6

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the regulation Instruction of Brazilian Securities and Exchange Commission (CVM), the Chief Executive Officer and the Board of Executive Officers of Petróleo Brasileiro S.A. – Petrobras, publicly traded company, with its headquarters at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ 33.000.167/0001-01, declare that the financial statements have been prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the three-month period ended March 31, 2020.

(ii) reviewed, discussed and agreed with the opinions expressed in the report of KPMG Auditores Independentes regarding the Interim Financial Statements of Petrobras for the three-month period ended March 31, 2020.

Rio de Janeiro, May 14, 2020.

Roberto Castello Branco	Andrea Marques de Almeida
Chief Executive Officer	Chief Financial Investor Relations Officer

Anelise Quintão Lara	Carlos Alberto Pereira de Oliveira

Chief Refining and Natural Gas Executive Officer	Chief Exploration and Production Executive Officer

André Barreto Chiarini	Roberto Furian Ardenghy
Chief Logistics Executive Officer	Chief Institutional Relations Executive Officer

Rudimar Andreis Lorenzatto	Marcelo Barbosa de Castro Zenkner
Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Nicolás Simone
Chief Digital Transformation and Innovation Officer

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended March 31, 2020, which comprises the balance sheet as of March 31, 2020 and the respective statements of income and comprehensive income, statements of changes in shareholders' equity and of cash flows for the three-months period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters - Statements of added value

The individual and consolidated statements of value added for the quarter ended March 31, 2020, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, May 14th, 2020

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer